United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER NO.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61
4 - COMMERCIAL NAME OF THE COMPANY
Aracruz Celulose S.A.
5 - PREVIOUS NAME OF THE COMPANY
Aracruz Celulose S.A.
6 - NIRE CODE
32000002018

01.02 - HEAD OFFICE
1 - FULL ADDRESS			2 - DISTRICT
Cam. Barra do riacho, s/nº - km 25			Barra do Riacho
3- ZIP CODE		4- CITY	5- STATE
29.197-900		Aracruz	ES
6 - AREA CODE	7- TELEPHONE	10 - TELEX	11 - FAX NO	15 - E-MAIL
027	3270 - 2442	-	3270 - 2590	http:/www.aracruz.com.br

01.03 - SHAREHOLDERS DEPARTMENT
1 - NAME				2 - POSITION
André Luiz Goncalves				Manager of Corporate Relations
3 - FULL ADDRESS				4 - DISTRICT
Av. Brigadeiro Faria Lima,2272 - 3th and 4th Floor - Jardim Paulistano
5 - ZIP CODE		6 - CITY		7 - STATE
01.452-000		São Paulo		São Paulo
6 - AREA CODE	7- TELEPHONE	10 - TELEX	11 - FAX NO	15 - E-MAIL
011	3301-4139	-	3301-4117	invest@aracruz.com.br

01.04 - DIRECTOR OF MARKET RELATIONS
1 - NAME
Marcos Grodetzky
2 - FULL ADDRESS				3 - DISTRICT
Av. Brigadeiro Faria Lima,2272 - 3th and 4th Floor - Jardim Paulistano
4 - ZIP CODE		5 - CITY	6 - STATE
01.452-000		São Paulo	São Paulo
7 - AREA CODE	8 - TELEPHONE	11 - TELEX	12 - FAX NO	16 - E-MAIL
011	3301-4160	-	3301-4202	invest@aracruz.com.br

01.05 - REFERENCE / AUDITOR
1 - LAST FISCAL YEAR, BEGINNING	2 - LAST FISCAL YEAR , ENDING
01/01/2008	12/31/2008
3 - CURRENT FISCAL YEAR, BEGINNING	4 - CURRENT FISCAL YEAR, ENDING
01/01/2009	12/31/2009
5 - NAME OF THE AUDITOR	6 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
7 - NAME OF THE TECHINICAL RESPONSIBLE	8 - CPF Nº
José Carlos Monteiro	443.201.918-20

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.06 - GENERAL INFORMATION
1 - BRAZILIAN STOCK EXCHANGES WHERE THE COMPANY IS LISTED		2 - MARKETS WHERE SECURITIES ARE TRADED
São Paulo Stock Exchange		Stock Exchange
3 - SITUATION	4 - ACTIVITY CODE	5 - ACTIVITY OF THE COMPANY
In Operation	1040 - Pulp & Paper Industry	Production of Bleached Eucalyptus Pulp

01.07 - STOCK CONTROL / SECURITIES ISSUED
1 - STOCK CONTROL	2 - SECURITIES ISSUED BY THE COMPANY
Private, Brazilian	Shares and debenturies

01.08 - PUBLICATION OF INFORMATIVE DOCUMENTS
1 - NOTICE TO SHAREHOLDERS ABOUT AVAILABILITY OF THE FINANCIAL	2 - STOCKHOLDERS' MEETING TO APPROVE THE FINANCIAL
03/27/2009	05/04/2009
3 - ANNOUNCEMENT OF STOCKHOLDERS' MEETING TO APPROVE THE	4 - PUBLICATION OF FINANCIAL STATEMENTS
04/15/2009	03/31/2009

01.09 - NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION
1 - NAME	2 - STATE
A Gazeta	Espírito Santo
Diário Oficial do Estado do Espírito Santo	Espírito Santo
Gazeta Mercantil	São Paulo
A Tribuna	Espírito Santo

01.10 - DIRECTOR OF MARKET RELATIONS
1 - DATE	2 - SIGNATURE
05/29/2009	( signed ) Marcos Grodetzky

108.435.178 -16

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01.01 - BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY
1 - ITEM	2 - ADMINISTRATOR	3- CPF	4 - DATE OF	5 - TERM OF	6 - CODE	8 - ELECT FOR	8 - POSITION/	9 - FUNCTION
			ELECTION	OFFICE		CONTROLLER	FUNCTION
01	Raul Calfat	635.261.408-63	03/06/2009	04/29/2010	2	Yes	20	Chairman of Council of Administration
02	Sergio Duarte Pinheiro	108.435.178-16	03/06/2009	04/29/2010	2	Yes	22	Council of Administration
03	Alexandre D'Ambrosio	042.170.338-50	03/06/2009	04/29/2010	2	Yes	22	Council of Administration
04	Gilberto Lara Nogueira	386.364.768-87	03/06/2009	04/29/2010	2	Yes	23	Council of Administration
05	Wang Wei Chang	534.698.608-15	03/06/2009	04/29/2010	2	Yes	22	Council of Administration
06	Jorge Eduardo Martins Moraes	550.770.307-82	03/06/2009	04/29/2010	2	Yes	22	Council of Administration
07	Albano Chagas Vieira	024.802.606-23	03/06/2009	04/29/2010	2	Yes	23	Council of Administration	Substitute
08	Luis Felipe Schiriak	607.757.007-97	03/06/2009	04/29/2010	2	Yes	23	Council of Administration	Substitute
09	Carlos Augusto Lira Aguiar	032.209.829-72	03/06/2009	04/29/2010	1	Yes	33	Council of Administration	and Director President
10	Walter Lídio Nunes	151.624.270-04	07/24/2006	07/24/2009	1	Yes	19	Director of operations
11	João Felipe Carsalade	468.913.667-04	07/24/2006	07/24/2009	1	Yes	19	Commercial Director
12	Evandro Cesar Camilo Moura	729.695.397-72	11/17/2008	07/24/2009	1	Yes	19	Director of Controller
13	Marcos Grodetzky	425.552.057-72	11/17/2008	07/24/2009	1	Yes	12	Director of Market Relations

NOTE : 1 - BELONGS TO THE COMPANY ONLY 2 - BELONGS TO THE BOARD OF DIRECTORS ONLY

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01.02 - CURRENT COMPOSITION OF THE FISCAL COUNCIL

1 - COUNCIL FISCAL INSTALLED	2 - PERMANENT
Yes	No

3 - ITEM	4 - NAME	5	- CPF	6 - DATE OF	7 - TERM OF	8 - POSITION/	9 - FUNCTION
				ELECTION	OFFICE	FUNCTION
01	Paulo Sérgio Ávila	726.465.519-91		04/30/2009	04/30/2010	43	F.C. (Effective) Elect for the Majority Stockholder
02	Luiz Aparecido Caruso Neto	022.667.778-82		04/30/2009	04/30/2010	44	F.C. (Effective) Elect for the Preferred Stockholder
03	Paulo Cesar Santos	536.734.339-20		04/30/2009	04/30/2010	46	F.C. (Substitute) Elect for the Majority Stockholder
04	Jorge Juliano de Oliveira	036.002.768-75		04/30/2009	04/30/2010	47	F.C. (Substitute) Elect for the Preferred Stockholder
05	Armando Simões de Castro Filho	042.740.087-20		04/30/2009	04/30/2010	45	F.C. (Effective) Elect for the Minority Stockholder
06	Tadeu José Contrin Ribeiro	627.416.247-04		04/30/2009	04/30/2010	48	F.C. (Substitute) Elect for the Minority Stockholder

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 - PROFESSIONAL EXPERIENCE AND EDUCATION OF EACH MEMBER OF THE BOARD OF DIRECTORS, FISCAL
COMMITTEE AND EXECUTIVE OFFICERS COMMITTEE

Members of the Board of Directors:

1.	RAUL CALFAT

Chairman of the Board of Directors of Aracruz Celulose S.A since March 6, 2009. He has been the Administrative Officer of Votorantim Investimentos Industriais S.A. since January 2004 and Administrative Officer of all industrial businesses of the Votorantim Group since January of 2006. Mr. Calfat served as President of the São Paulo Pulp and Paper Association from 1993 to 1995 and Vice-President of the Brazilian Pulp and Paper Association from 1996 to 2004.

2.	SERGIO DUARTE PINHEIRO

Member of the Board of Directors of Aracruz Celulose S.A. since March 6, 2009. He has served as Strategic Planning and Management Officer for Votorantim Industrial since May of 2008. He was an executive officer of Stern Stewart Brasil from 1999 to 2008. Prior to 1999, he worked at BankBoston. He has a degree in Civil Engineering from the Mauá Engineering School and continued graduate studies at the Brazilian Capital Markets Institute (IBMEC). He also has an MBA in Finance from the William E. Simon Graduate School of Business at the University of Rochester, New York State, USA. He was born May 6, 1969.

3.	ALEXANDRE D'AMBROSIO

Member of the Company’s Board of Directors since March 6, 2009. He has also served as Corporate Executive Officer of Votorantim Participações S/A since June of 2003. He is an attorney by profession, having graduated from the São Paulo University (USP) College of Law and has master’s degrees in International Law from Harvard University and Comparative Law from George Washington University, USA. He is a member of the São Paulo Chapter of the Brazilian Bar Association (OAB- SP), the District of Columbia Bar (USA) and the Court of International Trade, New York. He was born August 1, 1962 in São Paulo.

4.	GILBERTO LARA NOGUEIRA

Member of the Board of Directors of Aracruz Celulose S.A. since March 6, 2009. Corporate Officer for Organizational Development of Votorantim Participações since November 2003. Previously, he was Corporate Officer for the Polyamide Division at the world-wide level headquartered at the main offices of Rhodia SA in France. He is a Mechanical Engineer by profession with a degree from the Mauá Engineering School. He was born February 25, 1949.

5.	WANG WEI CHANG

Member of the Board of Directors of Aracruz Celulose S.A since March 6, 2009. He is also a board member and director of Abrasca (the Brazilian Association of Publicly Traded Companies), a member of the board of Ibri (the Brazilian Investor Relations Institute) and a voting member of the São Paulo Chapter of the Brazilian Institute of Financial Executives (Ibef-SP). He was director of the Controllership Department in Brazil for Chase Manhattan N.A., financial director of Chase Manhattan S.A. Bank N.A. in Santiago, Chile, and vice-president of Citibank N.A. in Brazil and Hong Kong. He has a master’s degree in Industrial Engineering and was born January 16, 1947.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 - PROFESSIONAL EXPERIENCE AND EDUCATION OF EACH MEMBER OF THE BOARD OF DIRECTORS, FISCAL
COMMITTEE AND EXECUTIVE OFFICERS COMMITTEE

6.	JORGE EDUARDO MARTINS MORAIS

Member of the Company’s Board of Directors since March 6, 2009. He has also been manager of the Department for Tracking the Capital Markets Area at the Brazilian Development Bank (BNDES) since March of 2006. He has further held the following positions: Economic Advisor to the Brazilian Ministry of Planning, Budget and Management, involved with the Public-Private Partnership Unit; Member of the Investment Committee of the mutual fund known as Fundo Brasil Private Equity, managed by Banco Garantia and later by Credit Suisse First Boston; member of the Advisory Board of Brasil Private Equity and the Boards of Directors of Tupy S.A., Bahia Sul S/A, Aços Villares S/A, Net Serviços de Comunicações S/A, Banco do Nordeste do Brasil and Iochpe Maxion S/A. He has an undergraduate degree in Civil Engineering from Rio de Janeiro Federal University (UFRJ) and an MBA from UFRJ’s COPPEAD graduate school. He was born July 5, 1956.

7.	ALBANO CHAGAS VIEIRA

Alternate member of the Board of Directors of Aracruz Celulose S.A. since March 6, 2009. He has been Corporate Officer of Votorantim Investimentos Industriais since April of 2006. In his lengthy career in the steel industry (since 1975) he served as Executive Vice-President of Arcelor in Luxembourg from January 2004 to April 2006, among other positions. Previously he was Chief Operating Officer of CSN from January 1999 to December 2003. He received a mechanical engineering degree from Rio de Janeiro’s Pontifical Catholic University (PUC-RJ) in 1975 and pursued graduate studies in metallurgical engineering at Rio de Janeiro State University (UERJ).

8.	LUIS FELIPE SCHIRIAK

Alternate member of the Board of Directors of Aracruz Celulose S.A. since March 6, 2009. He also serves as corporate finance officer of Votorantim Participações S/A., which is the holding company of Grupo Industrial Votorantim. Previously he was Financial Vice-President of BCP Telecomunicações S/A. (2001-2003), which was controlled by the Safra and Bell South groups and subsequently sold to Telecom América. He also held the position of CFO at the C&A Group (1995-2000). Formerly he held various financial positions at Schlumberger Ltd., in Venezuela, Indonesia and France. He began his career in external auditing at Ernst & Young (Rio de Janeiro and Hartford, Connecticut, USA). He has an accounting degree from the University of Buenos Aires (Argentina) and also took several international courses in the financial area.

9.	CARLOS AUGUSTO LIRA AGUIAR

Member of the Board of Directors of Aracruz Celulose S.A. since March 6, 2009. He has also served as the Company’s President & CEO, ever since April 17, 1998. Beginning in 1970 he held a series of supervisory positions in pulp and paper plants as well as in projects. In 1981 he first joined Aracruz Celulose S.A. as an Operations advisor to the Company. He held the position of interim President & CEO from January 11 to November 16, 1993. He has a degree in Chemical Engineering and Industrial Chemistry from the Engineering School of the University of Ceará and has taken advanced courses at Harvard (USA) and Chelwood (UK). He was born July 24, 1945.

10.	FÁBIO FARIA

SUBMITTED HIS LETTER OF RESIGNATION FROM THE COMPANY’S BOARD OF DIRECTORS ON APRIL 3, 2009.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 - PROFESSIONAL EXPERIENCE AND EDUCATION OF EACH MEMBER OF THE BOARD OF DIRECTORS, FISCAL
COMMITTEE AND EXECUTIVE OFFICERS COMMITTEE

Members of the Executive Officers Committee:

1.	WALTER LÍDIO NUNES

Chief Operating Officer at Aracruz Celulose S.A., since May 27, 1998. He has held various supervisory positions in the Company’s industrial area since 1977. Until his appointment as COO, he served as Industrial Manager. He has an engineering degree from the Pontifical Catholic University (PUC) of Rio Grande do Sul and has also taken advanced courses in administration. His date of birth is October 1, 1948.

2.	JOÃO FELIPE CARSALADE

Chief Commercial Officer of Aracruz Celulose S.A. since September 6, 1993. He has held a series of positions in the Company’s commercial area since 1976. Up to his appointment as Chief Commercial Officer he held the position of General Sales Manager. He holds a degree in Business Administration from the Rio de Janeiro College of Political Science and Economics. His date of birth is September 14, 1945.

3.	EVANDRO CÉSAR CAMILLO COURA

Chief Control Officer of Aracruz Celulose S.A since November 17, 2008. He was President of Gaia Energia e Participações from April to October of 2008, President & CEO as well as Investor Relations Officer from 2003 to 2007 and Financial and Investor Relations Officer from 1999 to 2003 at GRUPO REDE. He worked at BNDES in the period from 1984 to 1999. He has a background in Electrical Engineering, with an MBA from UFRJ’s COPPEAD graduate school, specializing in Managerial Control and Operations.

4.	MARCOS GRODETZKY

Chief Financial and Investor Relations Officer of Aracruz Celulose S.A since November 17, 2008. He has a degree in Economics from UFRJ. From 1979 to 1991, he worked his way up in the financial area as a Citibank executive, holding various positions until he became a Vice-President. He has also worked in the financial area of Banco Nacional/Unibanco – where he served as Vice-President – and Banco Safra. Furthermore, he was also a partner at MJ Partners, a business management and consulting firm.

Members of the Fiscal Council:

1.	PAULO SÉRGIO ÁVILA

Full member of the Fiscal Council of Aracruz Celulose S.A. since March 26, 2009. He has also been Manager of the Controllership Department of Votorantim Industrial S.A. since March of 2006, having been in charge of accounting for Votorantim Cimentos and Votorantim Energia in the period from 2006 to 2007, as well as the person primarily responsible for consolidation of the accounting information of the Votorantim Group as from 2008. Previously he was an audit manager with the Brazilian firm of the international auditing group PwC - PricewaterhouseCoopers Auditores Independentes. He has a bachelor’s degree in accounting from Paraná Federal University (UFPR) as well as an Executive MBA degree in Business Management from the Getúlio Vargas Foundation (FGV).

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 - PROFESSIONAL EXPERIENCE AND EDUCATION OF EACH MEMBER OF THE BOARD OF DIRECTORS, FISCAL
COMMITTEE AND EXECUTIVE OFFICERS COMMITTEE

2.	LUIZ APARECIDO CARUSO NETO

Full member of the Fiscal Council of Aracruz Celulose S.A. since March 26, 2009. He has been Director of the Controllership and Shared Services of Votorantim Industrial S.A. since 2008. He further has served as General Manager of the Shared Services Center of Votorantim Industrial S.A., Director of the Delivery Center of Accenture in Curitiba and leader of the Unilever Regional Leader Project. He has a degree in Business Administration from the Getúlio Vargas Foundation in São Paulo.

3.	PAULO CESAR SANTOS

Alternate member of the Company’s Fiscal council since April 30, 2009. He has a bachelor’s degree in accounting and has pursued graduate studies in Financial Administration and Automation. Currently he is Manager of the Controllership Division of Votorantim Investimentos Industriais. He was a Senior Manager at PricewaterhouseCoopers Auditores Independentes S/C until 2006 and accounting professor at Plácido e Silva Faculties - FADEPS from 1989 to 1999.

4.	JORGE JULIANO DE OLIVEIRA

Alternate member of the Fiscal Council of Aracruz Celulose S.A. He is also Corporate Manager for Internal Audit at Votorantim Participações S.A. and holds a bachelor’s degree in accounting from São Judas Tadeu University. He is registered as an accountant with the São Paulo Chapter of the Regional Accounting Council (CRC-SP) under No. 1SP-154.766/O-3. His date of birth is November 11, 1963.

5.	ARMANDO SIMÕES DE CASTRO FILHO

Alternate member of the Company’s Fiscal Council since April 30, 2009. He has a law degree from the law school of Cândido Mendes University in Rio de Janeiro, an MBA from FGV-SP and studied Strategy at the Advance War School in Rio de Janeiro. He worked at Banco do Brasil in the areas of Marketing, Foreign Trade and Overseas Agencies from 1963 to 1992. He was Commercial Director for SERASA from 1992 to 1999; President of Infocred (international consulting firm based in Porto, Portugal) from 1999 to 2001; Country Director of TheoFinance in Canada in 2001; Coordinator of the consulting firm SCORE since 2002; appointed member of the Fiscal Council of Klabin S.A. in March 2005.

6.	TADEU JOSÉ CONTRIN RIBEIRO

Alternate member of the Fiscal Council of Aracruz Celulose S.A. since April 30, 2008. He was a career employee at Banco do Brasil for 30 years, where he served as Account Manager, Business Manager and Administrator at various BB agencies in São Paulo. He has also devoted time to various associations and cooperatives, having been Chairman of the Board of Directors of the Educational Cooperative of the City of São Paulo and member of the Fiscal Council of the Consumer Cooperative and FECOB (Federation of Consumer Cooperatives) for BB employees. He has a law degree from Mackenzie Presbyterian University in São Paulo and a Graduate Degree in Financial Business from FGV-RJ. He was born March 10, 1954.

* * * * *

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.01 - EVENTS RELANTED TO DISTRIBUTION OF CAPITAL
1 - BASE EVENT	2 - DATE OF EVENT	3 - INDIVIDUALS & CORPORATIONS	4 - INSTITUCIONAL INVESTORS	5 - SHAREHOLDERS' AGREEMENT	6 - PREFERRED VOTING STOCK
AGO/E	04/30/2009	21,072	222	No	No

7 - CUMULATIVE PREFERRED SHARES	8 - DATES FROM THE LAST AGREEMENT OF SHAREHOLDERS
02/05/2003

STOCKS IN CIRCULATION IN THE MARKET
9 -STOCKS IN CIRCULATION IN THE MARKET	COMMON STOCK		PREFERRED STOCK		TOTAL
Yes	10 - AMOUNT (UNIT)	11 - PERCENTAGE	12 -AMOUNT (UNIT)	13 - PERCENTAGE	14 -AMOUNT (UNIT)	15 - PERCENTAGE
	15,507,357	3.40	575,659,514	55.75	591,166,871	57.30

16 -PREFERRED STOCKS IN CIRCULATION IN THE MARKET
1 -Class	2 - AMOUNT (UNIT)	3 - PERCENTAGE
PNA	27,959,802	100.00
PNB	547,702,712	99.70

Nationality

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - Nationalit	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES		12 - DATE OF CAPITAL	13 - PARTICIPATES IN THE	14 - Stockholder
												AGREEMENT
					6 - QU'TY (000)	7- %	8 - QU'TY (000)	9- %	10 - QU'TY (000)	11- %	COMPOSITION	OF SHAREHOLDERS
01	Newark Financial Inc.	-	B.V. Islands	-	127,506	28.00	-	-	127,506	12.35	04/30/2009		Yes
02	Votorantim Celulose Papel S.A. 60.643.228/0001-21		Brazilian	SP	61,586	13.52	3	-	61,589	5.96	04/30/2009		Yes
	PREFERRED STOCK
Class	QU'TY(000)	QU'TY(000)
PNA	3	-
TOTAL	3	-
03	Arapar S.A.	29.282.803/0001-68	Brazilian	RJ	62,300	13.68	-	-	62,300	6.03	04/30/2009		Yes
04	S. Teofilo Repr.Part. S.A.	03.214.652/0001-17	Brazilian	SP	188,008	41.28	-	-	188,008	18.21	04/30/2009		Yes
05	Northern Cross Investiments	-	American	-	-	-	53,903	9.34	53,903	5.22-		No
													No
	Ltd
	PREFERRED STOCK
Class	QU'TY(000)	QU'TY(000)
PNB	53,903	9.81
TOTAL	53,903	9.34
06	Wellington MGM Company	-	American	-	-	-	52,625	9.12	52,625	5.09		No
													No
	PREFERRED STOCK
Class	QU'TY(000)	QU'TY(000)
PNB	52,625	9.58
TOTAL	52,625	9.12

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - Nationalit	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES		12 - DATE OF CAPITAL	13 - PARTICIPATES IN THE AGREEMENT	14 - Stockholder
					6 - QU'TY (000)	7- %	8 - QU'TY (000)	9- %	10 - QU'TY (000)	11- %	COMPOSITION	OF SHAREHOLDERS
07	Caixa Prev. Func. Bco do 33.754.482/0001-24		Brazilian	RJ	-	-	31,694	5.49	31,694	3.07		No	No
	Brasil
	PREFERRED STOCK
Class	QU'TY(000)	QU'TY(000)
PNB	31,694	5.77
TOTAL	31,694	5.49
08	Capital World Investors	-	American	-	-	-	31,905	5.53	31,905	3.09		No	No
	PREFERRED STOCK
Class	QU'TY(000)	QU'TY(000)
PNB	31,905	5.81
TOTAL	31,905	5.53
09	Moise Yacoub Safra	-	Brazilian	SP	1	-	42,806	7.42	42,807	4.15		No	No
	PREFERRED STOCK
Class	QU'TY(000)	QU'TY(000)
PNA	13,868	49.60
PNB	28,938	5.27
TOTAL	42,806	7.42
10	Joseph Yacoub Safra	-	Brazilian	SP	-	-	42,806	7.42	42,806	4.15		No	No
	PREFERRED STOCK
Class	QU'TY(000)	QU'TY(000)
PNA	13,868	59.60
PNB	28,938	5.27
TOTAL	42,806	7.42

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - Nationalit	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES		12 - DATE OF CAPITAL	13 - PARTICIPATES IN THE AGREEMENT	14 - Stockholder
					6 - QU'TY (000)	7- %	8 - QU'TY (000)	9- %	10 - QU'TY (000)	11- %	COMPOSITION	OF SHAREHOLDERS
997	Treasuary Stock	-	-	-	483	0.11	1,483	0.25	1,966	0.19			No
	PREFERRED STOCK
Class	QU'TY(000)	QU'TY(000)
PNB	1,483	0.27
TOTAL	1,483	0.27
998	Others				15,507	3.41	319,938	55.43	335,445	32.49			No
	PREFERRED STOCK
Class	QU'TY(000)	QU'TY(000)
PNA	218	0.80
PNB	319,720	58.22
TOTAL	319,938	55.43
999	Total				455,391	100.0	577,163	100.0	1,032,554	100.0
	PREFERRED STOCK
Class	QU'TY(000)	QU'TY(000)
PNA	27,957	100.00
PNB	549,206	100.00
TOTAL	577,163	100.00

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01	Newark Financial Inc.	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	11- %
0101	Votorantim Celulose S.A.	60.643.228/0001-21	Brazilian	SP	50,000	100.00			50,000	100.00
0199	Total				50,000	100,00			50,000	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101	Votorantim Celulose e Papel S.A.	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	11- %
01010101	Votorqantim Industriais S.A.	03.407.049/0001517	Brazilian	SP	105,702,450	100.00	677	0.00	105,703,127	52.49
01010103	BNDES Participações S.A. - BNDESPAR	00.383.281/0001-09	Brazilian	RJ	-	-	6,327,669	6.61	6,327,669	3.14
01010105	Board Member, Fiscal Council And Officer		Brazilian		-	-	3,005	0	3,005	0
01010107	Others				-	-	89,327,613	93.39	89,327,613	44.37
01010199	Total				105,702,452	100.000	95,658,964	100.00	201,361,414	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010304	Votorantim Industriais S/A	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY		11- %
01010101030401	Votorantim Participações S.a.	61.082.582/0001-97	Brazilian	SP	11,165,582.998	100.00		-	- 11,165,582.998		100.00
01010101030402	José Roberto Ermírio de Moraes	029.080.178-81	Brazilian	SP	1	0.00		-	-	1	0.00
01010101030403	Fábio Ermirio de Moraes		Brazilian	SP	1	0.00		-	-	1	0.00
01010101030499	Total				11,165,583.000	100.00		-	- 11,165,583.000		100.00

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01010101	Votorqantim Participações S.A.	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	11- %
0101010101	Hejoassu Administração Ltda	61.194.148/0001-07	Brazilian	SP	5,304,772,481	98.60			5,304,772,481	98.60
0101001102	Neyde Ugolini de Moraes		Brazilian	SP	19,026,623	0.35			19,026,623	0.35
0101001103	Antonio Ermírio de Moraes	004.806.578-15	Brazilian	SP	19,026,623	0.35			19,026,623	0.35
0101001104	Ermírio Pereira de Moraes	499.217.118-49	Brazilian	SP	19,026,623	0.35			19,026,623	0.35
0101001105	Maria Helena Moraes Scripilliti	174.502.828-52	Brazilian	SP	19,026,623	0.35			19,026,623	0.35
0101010199	Total				5,380,878,973	100.00			5,380,878,973	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0101010103	Hejoassu Administração Ltda	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	11- %
010101010301	JEMF Participações S.A.	05.062.394/0001-26	Brazilian	SP	400,000	25.00			400,000	25.00
010101010302	AEM Participações S.A.	05.062.403/0001-89	Brazilian	SP	400,000	25.00			400,000	25.00
010101010303	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	400,000	25.00			400,000	25.00
010101010304	MRC Participações S.A.	05.062.355/0001-29	Brazilian	RJ	400,000	25.00			400,000	25.00
010101010399	Total		Brazilian	SP	1,600,000	100.00			1,600,000	100.00

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CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010302	AEM Participações S.A.	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	11- %
01010101030201	Antônio Ermírio de Moraes		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030202	JEMFParticipações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030203	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030204	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030299	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01010101031	JEMF Participações S.A.	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	11- %
01010101031101	José Ermírio de Moraes Neto		Brazilian	SP	228,243.033	33.33	-	-	228,243.033	33.33
01010101031102	José Roberto Ermírio de Moraes	029.080.178-81	Brazilian	SP	228,243.033	33.33	-	-	228,243.033	33.33
01010101031103	Neide Helena de Moraes		Brazilian	SP	228,243.034	33.34	-	-	228,243.034	33.34
01010101031104	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101031105	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101031106	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101031199	Total				684,729.100	100.00	900	100.00	684,730.000	100.00

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CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010303	ERMAN Participações S.A.	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	11- %
01010101030301	Ermírio Pereira de Moraes		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030302	JEMF Participações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030303	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030304	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030399	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010304	MRC Participações S.A.	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	11- %
01010101030401	Maria Helena de Moraes S. Noschese		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030402	JEMF Participações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030403	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030404	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030499	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

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CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010303	BNDES Participações S.A.	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	11- %
01010101030301	Banco Nacional Desenv. Econ. Social-	33.657.248/0001-89	Brazilian	RJ	1	100.00	0,00	0.00	1	100.00
	BNDES
01010101030399	Total				1	100.00	900	100.00	1	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010304	Banco Nacional Desenv. Econ. Social- BNDES	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	11- %
01010101030401	União Federal		Brazilian	DF	6,273,711.452	100.00	0,00	0.00	6,273,711.452	100.00
01010101030499	Total				6,273,711.452	100.00	0,00	0.00	6,273,711.452	100.00

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03	Arapar S.A.	04/30/2009

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	11- %
0301	Votorantim Celulose e Papel S.A.	60.643.228/0001-21	Brazilian	SP	915,508,707	100.00	239,945,340	100.00	1,155,454.047	100.00
0399	Total	-	-	-	915,508,707	100.00	239,945,340	100.00	1,155,454.047	100.00

030201999	Total	- -	- 23,065,315	100.00	8,104,030	100.00	31,169,345	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0303	São Teófilo Repres. Participações S.A.	04/30/2009

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
					6 - QU'TY	7- %	8 - QU'TY	9- %	10 - QU'TY	%
0303001	Votorantim Celulose e Papel S.A.	60.643.228/0001-21	Brazilian	SP	65,903,656	100.00	64,508,844	100.00	130,412,500	100.00
0303999	Total	-	-	-	65,903,656	100.00	64,508,844	100.00	130,412,500	100.00

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 - BREAKDOWN OF THE PAID IN CAPITAL

1 - DATE OF LAST CHANGE : 04/24/2007

2 -ITEM	3 - TYPE OF SHARE	5 - PAR VALUE	6 - NUMBER OF SHARES (000)	7 - SUBSCRIBED (R$ ‘000)	8 - PAID-UP (R$ ‘000)
01	Commom - Nominative Stock	NONE	455,391	1,266,551	1,266,551
03	Class A Preferred - Nominative Stock	NONE	38,022	105,583	105,583
04	Class B Preferred - Nominative Stock	NONE	539,141	1,499,647	1,499,647
99	Total		1,032,554	2,871,781	2,871,781

04.02 - CHANGES IN THE PAID-IN CAPITAL IN THE LAST THREE YEARS

1 -ITEM	2 - DATE	3 - PAID-IN CAPITAL	CHANGES IN THE PAID-IN CAPITAL
		(R$ 000)	4 - AMOUNT (R$ 000)	6 - NOTES
01	04/24/2007	2,871,781	1,017,275	RESERVES OF PROFIT

04.04 - AUTHORIZED CAPITAL

1 - NUMBER OF SHARES	(000)	2 - AMOUNT (R$ ‘000)	2 - DATE
1,032,554		5,000,000	04/30/2008

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ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 - TREASURY STOCK

1 - ITEM	2 - TYPE	3 - CLSS	3- MEETING	4 - ACQUIS'N PERIOD	6 - TO BE BUY-BACK	7 - AMOUNT TO BE	8 - Nº. ALREADY	9- AMOUNT ALREADY
					(000)	DISBURSED (R$ 000)	BOUGHT-BACK (000)	DISBURSED (R$ 000)
01	COMMON		08/22/1980	02/17/1982	483	198	483	198
02	PREFERRED	A	08/22/1980	02/17/1982	36	15	36	15
03	PREFERRED	B	08/22/1980	02/17/1982	9	1	9	1
04	COMMON		12/10/1997	02/10/1998	1,116	0	0	0
05	PREFERRED	A	12/10/1997	02/10/1998	304	0	0	0
06	PREFERRED	B	12/10/1997	02/10/1998	47,142	0	14,483	22,276
07	COMMON		03/10/1998	06/10/1998	1,116	0	0	0
08	PREFERRED	A	03/10/1998	06/10/1998	304	0	0	0
09	PREFERRED	B	03/10/1998	06/10/1998	32,659	0	7,455	11,835
10	COMMON		06/24/1998	09/24/1998	1,116	0	0	0
11	PREFERRED	A	06/24/1998	09/24/1998	304	0	0	0
12	PREFERRED	B	06/24/1998	09/24/1998	27,984	0	6,288	5,580
13	COMMON		09/25/1998	12/23/1998	1,116	0	0	0
14	PREFERRED	A	09/25/1998	12/23/1998	304	0	0	0
15	PREFERRED	B	09/25/1998	12/23/1998	18,840	0	0	0
16	COMMON		10/24/2000	01/25/2001	1,116	0	0	0
17	PREFERRED	A	10/24/2000	01/25/2001	289	0	0	0
18	PREFERRED	B	10/24/2000	01/25/2001	19,112	0	17,095	44,230
19	PREFERRED	B	04/29/2003	06/03/2003	4	9	4	9
20	PREFERRED	B	06/03/2005	06/02/2006	15,000	0	0	0

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ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM	2 - TYPE	APPROVAL OF		5 - END OF	6- NET	7 - AMOUNT	8 - TYPE OF	9 - CLASS	10 - AMOUNT	11 - BEGINNING OF
		DISTRIBUTION		FISCAL	PROFIT	PER SHARE	SHARE		TOTAL	THE PAYMENT
				YEAR	(R$ 000)	(R$ )			(R$ 000)
		3 - MEETING	4 - DATE
01	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2008	12/31/2008		0,0663967404	COMMON		30,204	07/16/2008
02	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2008	12/31/2008		0,0730364144	PREFERRED	A	2,042	07/16/2008
03	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2008	12/31/2008		0,0730364144	PREFERRED	B	40,004	07/16/2008
19	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534	0,0744299529	COMMON		33,859	05/13/2005
20	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534	0,0818729481	PREFERRED	A	3,113	05/13/2005
21	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534	0,0818729481	PREFERRED	B	44,028	05/13/2005
22	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534	0,0394203083	COMMON		17,933	06/13/2005
23	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534	0,0433623392	PREFERRED	A	1,649	06/13/2005
24	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534	0,0433623392	PREFERRED	B	23,319	06/13/2005
25	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534	0,0257288726	COMMON		11,704	07/13/2005
26	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534	0,0283017599	PREFERRED	A	1,076	07/13/2005
27	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534	0,0283017599	PREFERRED	B	15,220	07/13/2005
28	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534	0,1551248412	COMMON		70,567	01/13/2006
29	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534	0,1706373253	PREFERRED	A	6,488	01/13/2006
30	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534	0,1706373253	PREFERRED	B	91,745	01/13/2006
31	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534	0,1378479039	COMMON		62,708	05/15/2006
32	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534	0,1516326943	PREFERRED	A	5,765	05/15/2006
33	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534	0,1516326943	PREFERRED	B	81,527	05/15/2006
34	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0	0,0817897563	COMMON		37,207	04/13/2006
35	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0	0,0899687319	PREFERRED	A	3,421	04/13/2006
36	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0	0,0899687319	PREFERRED	B	48,372	04/13/2006
37	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2006	12/31/2006	0	0,0680049659	COMMON		30,936	07/13/2006
38	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2006	12/31/2006	0	0,0748054625	PREFERRED	A	2,844	07/13/2006
39	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2006	12/31/2006	0	0,0748054625	PREFERRED	B	40,220	07/13/2006
40	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/19/2009	12/31/2006	0	0,0735188821	COMMON		33,444	10/10/2006
41	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/19/2009	12/31/2006	0	0,0807077028	PREFERRED	A	3,074	10/10/2006
42	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/19/2009	12/31/2006	0	0,0807077028	PREFERRED	B	43,482	10/10/2006
43	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/22/2006	12/31/2006	0	0,6892395194	COMMON		31,354	01/11/2007
44	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/22/2006	12/31/2006	0	0,7581634713	PREFERRED	A	2,878	01/11/2007
45	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/22/2006	12/31/2006	0	0,7581634713	PREFERRED	B	40,768	01/11/2007
46	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/21/2007	12/31/2007	0	0,6157206374	COMMON		28,010	04/17/2007
47	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/21/2007	12/31/2007	0	0,6772927011	PREFERRED	A	2,571	04/17/2007

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CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM	2 - TYPE	APPROVAL OF		5 - END OF	6- NET	7 - AMOUNT	8 - TYPE OF	9 - CLASS	10 - AMOUNT	11 - BEGINNING OF
		DISTRIBUTION		FISCAL	PROFIT	PER SHARE	SHARE		TOTAL	THE PAYMENT
				YEAR	(R$ 000)	(R$ )			(R$ 000)
		3 - MEETING	4 - DATE
48	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/21/2007	12/31/2007	0	0,6772927011	PREFERRED	B	36,419	04/17/2007
49	DIVIDENDS	AGO/E	04/24/2007	12/31/2006	1,148,333	0,1534706663	COMMON		69,815	05/15/2007
50	DIVIDENDS	AGO/E	04/24/2007	12/31/2006	1,148,333	0,1688177330	PREFERRED	A	6,409	05/15/2007
51	DIVIDENDS	AGO/E	04/24/2007	12/31/2006	1,148,333	0,1688177330	PREFERRED	B	90,776	05/15/2007
52	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/19/2007	12/31/2007	0	0,0707619240	COMMON		32,190	07/11/2007
53	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/19/2007	12/31/2007	0	0,0778381164	PREFERRED	A	2,955	07/11/2007
54	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/19/2007	12/31/2007	0	0,0778381164	PREFERRED	B	41,855	07/11/2007
55	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/18/2007	12/31/2007	0	0,6984293796	COMMON		31,772	10/17/2007
56	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/18/2007	12/31/2007	0	0,7682723176	PREFERRED	A	2,916	10/17/2007
57	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/18/2007	12/31/2007	0	0,7682723176	PREFERRED	B	41,312	10/17/2007
58	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/21/2007	12/31/2007	0	0,0725079974	COMMON		32,984	01/16/2008
59	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/21/2007	12/31/2007	0	0,0797587972	PREFERRED	A	2,230	01/16/2008
60	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/21/2007	12/31/2007	0	0,0797587972	PREFERRED	B	43,686	01/16/2008
61	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/18/2008	12/31/2008	0	0,0643290218	COMMON		29,264	04/16/2008
62	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/18/2008	12/31/2008	0	0,0707619240	PREFERRED	A	1,978	04/16/2008
64	DIVIDENDS	AGO/E	0430/2008	12/31/2007	1,020,617	0,1837972052	COMMON		83,611	05/14/2008
65	DIVIDENDS	AGO/E	0430/2008	12/31/2007	1,020,617	0,2021769257	PREFERRED	A	5,652	05/14/2008
66	DIVIDENDS	AGO/E	0430/2008	12/31/2007	1,020,617	0,2021769257	PREFERRED	B	110,737	05/14/2008

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ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.03 - STATUTORY DISPOSITION OF CAPITAL

1 - ITEM	2 - TYPE	3 - SHARE	4 - CAPITAL	5 - CONVERTIBLE	6 - CONVERTS	7 - VOTING	8- TAG	9 - PRIORITY IN	10 - PREMIUM	11 - TYPE OF	12 - DIVIDEND	13 - R$ / SHARE	14 - CUMULATIVE	15 - PRIORITY	16 - MADE
	OF SHARE	CLASS	%		IN	RIGHTs	ALONG	THE REFUND		DIVIDEND	%				CALCULATIO
							%	OF CAPITAL							NS ON

01	PA	A	3.69	YES	PNB	NO		YES	NO	Minimum	6.00		NO	YES	SHARE
															CAPITAL
02	PB	B	52.21	NO		NO		YES	NO	10% HIGH CN			NO	NO	NET
															PROFIT
03	CN		44.10	NO		FULL	80.00	NO	NO				NO	NO	NET
															PROFIT

06.04 - STATUTORY CHANGE

1 - LAST STATUTORY CHANGE	2 - OBLIGATORY DIVIDEND (% Profit)
04/24/2007	25,00

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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

07.01 - COMPANSATION AND PARTICIPATIONS OF OFFICERS

1 - OFFICER SHARING PROFIT	2 - COMPANSATION OF OFFICERS (R$ ‘000)	3 - PERIOD
NO	10,446	Year

07.02 - PARTICIPATIONS AND CONTRIBUITIONS IN THE LAST THREE YEARS

1 - ITEM	2 - PARTICIPATIONS & CONTRIBUITIONS	3 - LAST FISCALYEAR ENDED R$’000)	4 - PRECEDING FISCAL YEAR ENDED (R$’000)	5 - SECOND PRECEDONG FISCAL YEAR ENDED (R$’000)
		12/31/2008	12/31/2007	12/31/2006
01	PARTICIPATIONS -DEBENTURISTS
02	PARTICIPATIONS - EMPLOYEES
03	PARTICIPATIONS - MANAGEMENT
04	PARTICIPATIONS - OTHER
05	CONTRIBUTIONS - ASSISTANCE FUND
06	CONTRIBUTIONS - PENSION FUND	7,207	6,573	6,107
07	OTHER - CONTRIBUTIONS
08	NET PROFIT FOR THE YEAR		1,020,617	1,148,333
09	NET LOSS FOR THE YEAR	(4,270,575)

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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

07.03 - PARTICIPATIONS IN THE SUBSIDIARIES

1 - ITEM	2 - COMPANY NAME SUBSIDIARIES	3 - TAXPAYER No.	4 - CLASSIFICATION	5 - INTEREST IN	6 - CONTROLLING	7 - TYPE OF COMPANY
				SUBSIDIARIES	STOCKHOLDERS’
				CAPITAL - %	EQUITY %

01	ARACRUZ TRADING S.A		OPEN CONTROLLED	100.00	0.56	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
02	ARACRUZ CELULOSE (USA) INC.		OPEN CONTROLLED	100.00	0.28	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
03	MUCURI AGROFLORESTAL S.A	28.163.251/0001-06	OPEN CONTROLLED	100.00	1.66	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
04	PORTOCEL TERMINAL ESPECIALIZADO	28.497.394/0001-54	OPEN CONTROLLED	51.00	0.02	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
	DE BARRA DO RIACHO
05	ARACRUZ PRODUTOS DE MADEIRA S.A.	01.739.871/0001-94	OPEN CONTROLLED	33.33	0.48	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
06	VERACEL CELULOSE S.A.	40.551.996/0002-29	OPEN CONTROLLED	50.00	19.76	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
07	ARACRUZ TRADING INTERNATIONAL LTD		OPEN CONTROLLED	100.00	26.35	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
08	ARA PULP COM. IMPOR. EXPOR.		OPEN CONTROLLED	100.00	0.08	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
	UNIPESSOAL LTD.
09	RIOCELL TRADE S.A.		OPEN CONTROLLED	100.00	0.05	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

ANYTHING TO INFORM

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ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

THE COMPANY

Aracruz Florestal S.A. (“AFSA”), our predecessor, was organized and established as a joint stock corporation under Brazilian law in 1967. Its stated corporate purpose (object) was the planting of eucalyptus forests. AFSA became a subsidiary of Aracruz in 1972 when Aracruz was organized and established and, on July 20, 1993, AFSA was merged upstream into Aracruz.

We began pulp production operations in September 1978, using a single production unit (Mill A), with rated production capacity of approximately 400,000 tons of pulp per year. At the beginning of 1991, we completed an expansion plan known as the 1991 Expansion Plan, which added a second production unit (Mill B), upping the rated capacity of the Barra do Riacho Unit to around 1,025,000 tons per year. In 1994, we increased our effective production capacity to 1,070,000 tons, by means of an enhancement system and gains in productivity. From December 1995 through December 1998 we implemented our Modernization Project, which increased the rated capacity of the Barra do Riacho Unit to 1,240,000 tons per year and bolstered our production efficiency.

In June 2000, our Board of Directors approved a new expansion plan involving increasing the rated capacity of the Barra do Riacho Unit by another 700,000 tons per year. This was known as the Mill C Expansion Project, which involved adding a new pulp line and making modifications in the Unit’s existing equipment in order to enhance even further our cost-benefit ratio. Construction work began in the second half of 2000 and the mill began its operations at the end of May 2002, reaching full capacity in 2003.

The production volume resulting from the Mill C Expansion Project required the Company to increase its forest base to the tune of roughly 65,200 hectares of eucalyptus trees. To meet this demand, in June 2000 Aracruz acquired Terra Plana Agropecuária Ltda., a company whose assets consisted of 19,000 hectares of land suitable for planting eucalyptus trees. Between July of 2000 and December 31, 2001, the Company acquired another 44,000 hectares or so of additional land through a series of separate operations. Moreover, in September 2002, Bahia Sul (presently named Suzano Papel e Celulose) and the Company joined forces with Companhia Vale do Rio Doce (now named Vale) and its wholly-owned subsidiary, Florestas Rio Doce S/A, for acquisition of additional forest assets by Bahia Sul and Aracruz on a 50-50 basis. Such assets consisted of around 40,000 hectares of lands and eucalyptus forests. The Company also signed a wood supply contract for a three-year period with Veracel, the purpose of which was to supply a total quantity of up to 3.85 million cubic meters of wood for the Mill C Expansion Project through to the time the new trees reach maturity for felling. During 2004 we managed to obtain roughly 62% of our requirements for wood fiber from our own eucalyptus forests. In 2005, 2006 and 2007, we reached marks of approximately 90%, 91% and 86%, respectively, of our demand for wood from our own eucalyptus forests, due to the increasing amount of wood from the Forest Producer Program, in accordance with Aracruz’s long-term planning for wood supply.

In December 2005 our Board of Directors approved another investment in the Barra do Riacho United, known as the Barra do Riacho Optimization project. This project will enhance the technology and performance of the pulp production process, introducing flexibility to adapt the pulp to different market requirements. Such improvements will be carried out through modification and/or replacement of equipment in Mills A, B and C, leading to a substantial rise in rate capacity of 200,000 tons per year. The investment in the unit has been tagged at US$ 239 million, of which US$ 199 million was disbursed through 2007 and US$ 40 million was disbursed in 2008, with 80% of the items being produced in Brazil and 20% imported. The 200,000 tons per year in additional capacity should be achieved in 2009.

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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

Portocel

We own 51% of Portocel Terminal Especializado de Barra do Riacho S.A., a company that has operated the port terminal at Barra do Riacho since January 1985. The remaining share of the capital stock, equivalent to 49% of Portocel, is held by Celulose Nipo Brasileira S.A - CENIBRA, another pulp producer and one of our competitors. Since privatization of the port terminal in 1985 through 2007, Portocel increased its storage capacity from 45,000 to 217,000 tons.

At Portocel, two new berths entered into operation for handling finished products (wood and pulp) and increase of the load displacement to 12.5 meters has been confirmed. With this increase, the terminal can now maximize the shipping capacity of all types of specialized ships in transporting forest products, which will permit significant improvements and flexibility in contracting freight.

In January 2008 operations began at the third ship mooring berth. This step consolidates the terminal expansion project and capacity has now been increased by 40%. The expansion project began in 2007 and involved the revamping of the entire terminal infrastructure in order to adapt it to future challenges. Cargo handling capacity has been boosted from 11.4 to 14 million tons per year.

Aracruz Produtos de Madeira

In 1998, we acquired the entire stake held by Gutchess International Inc. in Tecflor Industrial S.A. [currently known as Aracruz Produtos de Madeira S.A. (APM)], a joint venture between Gutchess International Inc. and Aracruz that was created in 1997 to manufacture solid wood products. In October 2004, we sold two thirds of our shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of the Weyerhaeuser Corporation. The domestic sales policy of APM remained unaltered and its international sales continue to be carried out by Weyerhaeuser. At present, we own one third of the shares issued by APM.

Veracel

On October 10, 2000, we acquired a 45% stake in Veracel, a joint venture whose purpose is to plant eucalyptus trees and build a pulp plant. On January 31, 2003, the Company acquired yet another share in Veracel, corresponding to 5% of its capital stock, thus increasing our total share to 50%. The other 50% of Veracel’s capital stock is owned by Stora Enso OYJ ("Stora Enso"). Veracel grows eucalyptus trees in the State of Bahia, which diversifies our sources of wood supply for the Barra do Riacho Unit. In May 2003, the Company and its joint venture partner invested a further US$ 940 million in Veracel, in order to build a mill capable of turning out 900,000 tons of pulp (“Veracel Mill”) for manufacture of BEKP in the State of Bahia. Construction of this mill began in the second half of 2003 and operations started up in May 2005. Total amount budgeted for the project was US$ 1.30 billion.

All told, the Veracel pulp mill, from the keystone to start up of operations in May 2005, took 22 months to conclude.

The Veracel mill has the lowest production cost in the world for bleached eucalyptus pulp, due to the modern equipment employed, the short average radius of nearby forestry operations (just 50 km) and the high productivity of the forests. It is one of the largest single-line pulp production installations of this type in the entire world. Besides the leading-edge equipment, the project uses control systems and other procedures that preserve the quality of the environment.

Owing to its location — far from major cities – the Veracel mill has contributed to creation of jobs and income in a region where there are few other employment opportunities.

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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

Through the end of 2008, about 70% of the forest base required to double production at Veracel should be acquired. The new line will have capacity to turn out 1.4 million tons of pulp per year, which will increase the unit’s annual rated capacity to 2.3 million tons (50% for each one of the partners, Aracruz and Stora Enso).

Veracel II Project – In 2008, the investment outlays related to the purchase of land and development of forests for expansion the Veracel Mill in Bahia totaled R$ 58 million (50% being Aracruz’s share). Even so, together with its partner Stora Enso, decided to postpone plans to expand the plant for at least one year.

Guaíba Unit

On May 30, 2003, the Company acquired from Klabin S.A the entire capital stock of Riocell S.A. ("Riocell"), a major producer of BEKP, for a purchase price of US$ 567 million. Riocell was the owner and operator of a mill ("Riocell Mill”) with capacity for producing approximately 400,000 tons per year. It also owned roughly 40,000 hectares planted with eucalyptus trees in the State of Rio Grande do Sul. On January 7, 2004, Riocell was merged upstream into the Company and the Riocell Mill and respective forest assets are presently operated as the Company’s Guaíba Unit. On September 15, 2004, the Company announced its project for Optimization of the Guaíba Unit. The systems involved in modernizing the unit began operating in November 2005, just as planned, and also achieved their performance goals. The Optimization project permitted additional production of 30,000 tons in 2006, increasing the unit’s rated capacity to 430,000 tons per year. In June 2006, the Company disclosed that preliminary studies were concluded with respect to the feasibility of future expansion of the unit’s production capacity by roughly 1.3 million tons per year, which would up the plant’s total capacity to around 1.8 million tons per year between the years 2010 and 2015. In June 2007, environmental impact studies were concluded and in March 2008 the preliminary environmental license for expansion of the Guaíba Unit’s production capacity to 1.8 million tons per year was issued.

On April 15, 2008, Aracruz announced that its Board of Directors had approved expansion of the Guaíba Unit. Work began in the second half of 2008 but, due to the global economic crisis that directly affect the pulp market and the need to preserve the Company’s liquidity, the Board temporarily suspended expansion of the unit. Aracruz is sticking with its intention to continue investing in the project as soon as market conditions permit.

Wood logistics

The maritime means of transporting wood accounted for the hauling of 1.3 million m³ of wood, which meant reduction of 52 thousand truck trips, thus contributing mightily to reduction of traffic on BR-101 in the section where Aracruz carries out its forest operations.

In July 2007, the Company beat its record for wood transported in a single month, setting the mark of 749 thousand m³.

Our commitment to sustainable development has guided our practices of managing the planting of eucalyptus trees and preserving native ecosystems at the same time. The environmental practices adopted at the mills are likewise continually being enhanced. Our social responsibility is reflected, among other aspects, in the significant program for social action that is being developed in the communities where the Company operates.

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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

Ownership of Aracruz is exercised by the Safra, Lorentzen and Votorantim groups (28% of the voting capital for each one), as well as by the Brazilian Development Bank (BNDES - Banco Nacional de Desenvolvimento Econômico e Social), which has 12.5% . The Company’s preferred shares, accounting for 56% of the total capital, are traded on the São Paulo, New York and Madrid stock exchanges.

Aracruz is the only forestry company in the entire world that was listed on the Dow Jones World Sustainability Index for 2007, an important recognition at the international level of the seriousness of the Company’s practices. It is also listed on the São Paulo Stock Exchange (BOVESPA) Business Sustainability Index.

***

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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

09.02 – CHARACTERISTICS OF THE COMPANY’S INDUSTRY

The world’s economy is facing its worst crisis in many decades. The loss of confidence that has disseminated throughout the market and the reduced availability of credit have depressed global economic activity, hurting investors, companies and consumers. With the cutback in demand in all sectors of the economy, the pulp and paper industry has been severely affected, as have commodities in general.

In this context, world-wide demand for printing and writing paper posted a drop of 5.5% in 2008, chiefly in the biggest consumer markets – the United States, Europe and Japan.

The global pulp market, which until mid-2008 was performing well, underwent a steep decline in the last quarter of the year. After growing 5% in the first half of the year, the world’s demand for pulp retreated considerably in the second half, winding up the year with a dip of 0.9% .

The most common perception at the moment is that the United States, which has announced a huge economic stimulus package, will come out of its recession between mid-2009 and year-end, thus contributing to stabilization and growth in other regions. This scenario, associated with the cuts in existing capacities and the postponement or cancellation of new projects, should manage to put the brakes on the deterioration in the equilibrium between supply and demand, perhaps even resulting in an improved scenario for the pulp and paper industry in 2009.

EVOLUTION OF INVENTORIES
In thousands of tons	2006	2007	2008
Aracruz Group	454	396	537
World-wide inventories	1,086	1,165	1,846
EVOLUTION OF SALES
In thousands of tons	2006	2007	2008
Aracruz Celulose	2,557	2,576	2,448
Aracruz Group	3,012	3,100	2,916
EVOLUTION OF PRICES
In US$ (FOB) / ton	2006	2007	2008
Aracruz Celulose	390	470	554
Aracruz Group	542	583	626

* * * * *

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ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

10.01 - PRODUCTS AND SERVICES OFFERED

1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES OFFERED	3 - NET REVENUES
01	Bleached Eucalyptus Pulp	100.00%

10.02 - RAW MATERIALS AND SUPPLIERS

ITEM	1 - RAW MATERIAL		IMPORTS	AVAILABLE		SUPPLIER
		2 -	3 - AMOUNT	4 - DOMESTIC	5 - FOREIGN 6 - NAME		7 - TYPE	8 - % SUPPLIED
		Y/N	(R$ 000)	MARKET	MARKET
01	WOOD	N		Y	Y	OWN PRODUCTION	5	16.52
	(EUCALYPTUS)
02	CHLORATE OF	N		Y	Y	CANEXUS QUIMICA BRASIL LTDA	0	4.28
	SODIUM
03	CAUSTIC SODA	N		Y	Y	CANEXUS QUIMICA BRASIL LTDA	0	3.09
04	NATURAL GAS	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	1.99
05	FUEL OIL DIESEL	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	1.59

SUPPLIER TYPE:	0 = NOT RELATED PARTY
5 = COMPANY OWNED BY THE MAJOR SHAREHOLDER

10.03 - MAIN CUSTOMERS BY PRODUCTS

1 - ITEM	2 - ITEM	3 - PRODUCT / CLIENT	4 - NET REVENUES
001		Bleached eucaliptus pulp
001	002	Aracruz Trading International	91.29%

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.01 - PRODUCTION PROCESS

The Company produced bleached eucalyptus pulp using the ECF (Elementary Chlorine Free) process, which is employed internationally for the manufacture of high quality papers of several different types and uses, such as sanitary tissue, printing and writing paper, photographic paper, digital and decorative paper, etc. The Company’s mills incorporate modern technology and in 2007 they turned out a total of 2,132,488 tons of pulp, in order to completely satisfy the quality requirements of the domestic and international markets.

WOOD HANDLING

The preparation of the wood is carried out in nine principal lines using the following equipment:

  Overhead traveling cranes for receiving and feeding the wood (03),
  Tree trunk receiving tables (09),
  Wood bark shavers (02),
  Pickers which transform the trunks into chips for boiling (09),
  Vibrating sifters that sort and classify the wood chips (09),
  Bark pickers for the Auxiliary Boilers (04).

The portions accepted from the sifters are hauled by conveyer belts to the chip storage area: two piles of open air chips and three silos that feed three Continuous Digesters. The rejects join the picked barks and are transported to the biomass piles that feed the Auxiliary Boilers as fuel.

PULP LINES

The chips from the piles feed three Continuous Digesters [Kvaerner (2) and Andritz (1) technologies], where they are boiled under determined conditions of retention time, temperature, pressure and concentration of alkalis. At the end of the boiling process, at the bottom of the Digester vat, the pulp undergoes the first washing stage. After this step, each Digester unloads the pulp produced for washing in the Diffusers.

Thereupon, purification of the unbleached mass takes place through atmospheric purifiers (Mills A and B) and pressurization (Mill C) for separation of the rejects and uncooked wood chips. The portion accepted by the purifiers undergoes a third washing stage consisting of a washing filter and a press for each line of Mill A, through two washing filters in series in each line of Mill B and two DDW type pressurized washing filters at Mill C. Part of the rejects returns to the entry of the boiling process.

After going through the washing filters the mass is sent to the de-lignifying reactors with O2, after which the pulp passes through a set of washers in series per line, prior to being stored in the storage towers for the bleaching process.

The bleachers feature five parallel lines, with the following stages:

Stage	Mill A	Mill B	Mill C
1	D0	D0	A/D0
2	EO	EOP	EOP
3	D1	D1	D or P
4	PO	E2 or EP	D or P
5	D2	D2	-

Legend:	D (Chlorine Dioxide)
E (Sodium Hydroxide)
O (Oxygen)
P (Hydrogen Peroxide)
A (Chloride Acid)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.01 - PRODUCTION PROCESS

The Company produces bleached eucalyptus pulp employing the elementary chlorine free (ECF) process used internationally in the manufacture of high-quality papers of different types and uses, such as sanitary tissue, printing and writing, photographic, digital and decorative papers. The Aracruz pulp mill incorporates leading edge technology and in 2008 turned out 2,103,496 tons of pulp, thus fully satisfying the quality requisites demanded by the domestic and international markets.

HANDLING WOOD

Preparation of the wood is carried out on nine main lines using the following equipment:

  Overhead traveling cranes to receive and feed the wood (03),
  Trunk receiving tables (09),
  Wood debarking machines (02),
  Shaving machines that transform the trunks into chips for boiling (09),
  Vibrating sieves that sort the chips (09),
  Bark shaving machines for the auxiliary boilers (04).

The chips that pass through the sieves are transported by means of conveyer belts to the chip stockpile area, which consists of two piles of chips in the open air and three silos that feed the three continual digesters. The rejects are joined with the bark shavings and transported to the stockpiles of biomass that feeds the auxiliary boilers as fuel.

PULP LINES

The chips coming from the stockpiles feed three continual digesters [employing Kvaerner (2) and Andritz (1) technologies], where they are boiled under determined conditions as to retention time, temperature, pressure and concentration of alkalis. At the end of the boiling process, at the bottom of the digester vessel, the pulp undergoes the first washing stage. After this step, each digester unloads the pulp produced for washing in the disperser.

Following this, purification of the unbleached mass takes place through atmospheric (mills A and B) and pressurized (mill C) purifiers for separation of the reject and unboiled wood shavings. The process of acceptance by the purifiers undergoes a third stage of washing consisting of a washing filter and a press on each line of mill A, two washing filters in series on each line of mill B and DDW-type pressurized filters in mill C. Part of the rejects return to the entry point of the boiling process.

After the washing filters the mass is sent to the delignification reactors with O2, after which the pulp once again goes through a set of washers in series, prior to being stockpiled in the storage towers for the bleaching process.

The bleaching operations feature five parallel lines with the following stages:

Stage	Mill A	Mill B	Mill C
1st	D0	A/D0	A/D0
2nd	EOP	EOP	EOP
3rd	D1	D1	D or P
4th	PO	E or EP	D or P
5th	D2	D2	-

Legend:	D (Chlorine Dioxide)
E (Sodium Hydroxide)
O (Oxygen)
P (Hydrogen Peroxide)
A (Chloric or Sulfuric Acid)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.01 - PRODUCTION PROCESS

ELECTRO-CHEMICAL PLANT

As part of its strategy to concentrate on its core activity, in December 1999 the Company sold is electro-chemical plant to the Canadian group Canadianoxy Chemicals Holdings Ltd., which presently goes by the name Canexus. A long-term agreement was signed with the new owner, guaranteeing supply of the chemical products required at extremely competitive process for the forthcoming 23 years. The objectives of this sale were three-fold: (1) capitalization, thus freeing up funds for strategic investments; (2) transfer of plant operating risks to a specialized producer with in-depth knowledge of the intricate industrial processes involved; and (3) reductions in costs to be obtained by sharing gains obtained from economies of scale forecast by the new owner as it expands its business in Brazil.

INSURANCE

The Aracruz industrial complex started up production in 1978 (mill A), 1991 (mill B) and 2002 (mill C). The Company has fire insurance policies covering the installations, machinery, equipment, tanks, forests and stockpiles. It has also taken out insurance against business interruption, machinery breakage and engineering risks.

Owing to the effective automated controls in place at the industrial plant, the production process is not subject to high risks that might cause shutdown of activities.

Each year the Company carries out a programmed shutdown for preventive maintenance of each mill, lasting 8 to 10 days at each one.

* * * * *

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.02 - COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT

After bleaching, the pulp mass - which is stockpiled in storage towers – heads to the bleached pulp mass purification system. The sheet of pulp is formed by five dewatering machines, each of which is made up of an entry box, flat table and pressing section consisting of 3 presses. After pressing, the sheet passes through Flakt type driers and comes out with a dry weight of 90%. The 6-meter-wide sheets from mills A and B and 8-meter-wide sheets from mill C are cut into smaller sheets and then bundled into 250 Kg bales measuring 45 x 67 x 92 cm. The bales are stockpiled and bound into 2,000 Kg bundles.

ENERGY RECOVERY SYSTEM

The liquid resulting from the boiling and washing process (black liquid), which contains organic (wood) and inorganic (chemical) solids, the later from the boiling process, is sent to the recovery system, which consists of:

  Four lines for evaporation and concentration of black liquid, where the concentration of solids in the liquid is increased by 15.5% to 80%, thus becoming usable as a fuel;
  Three recovery boilers where the burning of the concentrated black liquid takes place, recovering the inorganic products contained therein, burning the gases brought in from the odor system and producing high pressure vapor that will be used in the turbo-generators;
  Three cauterizing lines, where the solution containing the inorganic chemicals coming from the recovery boilers (green liquid) is transformed once again into white liquid by means of a reaction with the calcium oxide produced in the whitewash ovens. The white liquid is used in the process of boiling the wood in the digesters. A limestone mud (calcium carbonate) is formed in this process as a byproduct of the cauterizing reaction.
  Three whitewash ovens calcinate (heat oxidize) the whitewash thus produced and transform it into calcium oxide, which is reused in the cauterizing lines. Natural petroleum gas (NPG) is used as a fuel for the ovens.

The generation of steam takes place in the three recovery boilers by means of burning the black liquid concentrate and in the two auxiliary boilers by means of burning biomass (wood shavings and residues). Fuel oil (BPF) is used only during stoppages and startups of the units.

The steam generated by means of high pressure that comes from the boilers goes through the turbo-generators, thus generating electric power. In the turbo-generators, the high-pressure steam is converted into medium- and low-pressure vapor that is used in the pulp manufacturing process.

* * * * *

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.03 - MAIN PULP PRODUCTERS

WORLD’S MAJOR PRODUCER OF SHORT-FIBER PULP FOR THE MARKET

Company	Country	Capacity
		(tons / year)

Aracruz	Brazil	3,200,000
APRIL	Indonesia	1,880,000
ENCE	Spain	1,160,000
Cenibra	Brazil	1,140,000
CMPC	Chile	1,080,000
Votorantim	Brazil	1,005,000
Arauco	Chile/Argentina	870,000
APP	Indonesia	850,000
Stora Enso	Finland	825,000
Suzano Bahia Sul	Brazil	790,000

Sources: Aracruz and Hawkins Wright – Nov / 07

* * * * *

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA	7 - BUILDING	8- AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM	12 - BEGINNIG	13 - END OF
					(000M2 )	AREA(000Ha)	(YEARS)			THIRD PERSONS	OF CONTRACT	CONTRACT
01	Industrial Plant	Rod. Barra do Riacho	Aracruz	ES	217,790.00	118.906.000	39	Y	Y	N
02	Land	Aracruz	Aracruz	ES	577,473,660	-	-	N	N	N
03	Land	Fundão	Fundão	ES	9,670,100	-	-	N	N	N
04	Land	Linhares	Linhares	ES	152,972,490	-	-	N	N	N
05	Land	Serra	Serra	ES	52,003,790	-	-	N	N	N
06	Land	Sooretama	Sooretama	ES	34,328,790	-	-	N	N	N
07	Land	Conceição da Barra	Conceição da Barra	ES	375,159,980	-	-	N	N	N
08	Land	Pinheiros	Pinheiros	ES	23,775,730	-	-	N	N	N
09	Land	São Mateus	São Mateus	ES	337,216,700	-	-	N	N	N
10	Land	Others	Others	ES	11,559,160	-	-	N	N	N
11	Land	Vila Valério	Vila Valério	ES	28,966,990	-	-	N	N	N
12	Land	Jaguaré	Jaguaré	ES	63,845,530	-	-	N	N	N
13	Land	Montanha	Montanha	ES	41,630,700	-	-	N	N	N
14	Land	Mucurici	Mucurici	ES	11,623,930	-	-	N	N	N
15	Land	Alcobaça	Alcobaça	BA	520,957,370	-	-	N	N	N
16	Land	Caravelas	Caravelas	BA	393,878,280	-	-	N	N	N
17	Land	Ibirapuan	Ibirapuan	BA	142,708,320	-	-	N	N	N
18	Land	Mucuri	Mucuri	BA	217,963,210	-	-	N	N	N
19	Land	Nova Viçosa	Nova Viçosa	BA	339,918,240	-	-	N	N	N
20	Land	Prado	Prado	BA	7,783,460	-	-	N	N	N
21	Land	Teixeira de Freitas	Teixeira de Freitas	BA	49,567,780	-	-	N	N	N
22	Land	Vereda	Vereda	BA	34,333,900	-	-	N	N	N
23	Land	Nanuque	Nanuque	MG	80,694,470	-	-	N	N	N

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA	7 - BUILDING	8 - AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED	12 - BEGINNIG	13 - END OF
					(000M2 )	AREA (000 Ha)	(YEARS)			FROM THIRD	OF CONTRACT	CONTRACT
										PERSONS
24	Land	Carlos	Carlos	MG	69,597,340	-	-	N	N	N
		Chagas/Tumiritinga	Chagas/Tumiritinga
25	Land	Cachoeira do Sul	Cachoeira do Sul	RS	84,344,680	-	-	N	N	N
26	Land	Arroio dos Ratos	Arroio dos Ratos	RS	73,328,060	-	-	N	N	N
27	Land	São Gabriel	São Gabriel	RS	129,171,540	-	-	N	N	N
28	Land	Barra do Ribeiro	Barra do Ribeiro	RS	118,033,270	-	-	N	N	N
29	Land	Butiá	Butiá	RS	102,630,630	-	-	N	N	N
30	Land	Santa Margarida do	Santa Margarida do	RS	72,953,630	-	-	N	N	N
		Sul	Sul
31	Land	Dom Feliciano	Dom Feliciano	RS	65,180,750	-	-	N	N	N
32	Land	Eldorado do Sul	Eldorado do Sul	RS	41,850,200	-	-	N	N	N
33	Land	Guaíba	Guaíba	RS	31,494,300	-	-	N	N	N
34	Land	Minas do Leão	Minas do Leão	RS	44,211,110	-	-	N	N	N
35	Land	Pântano Grande	Pântano Grande	RS	117,950,000	-	-	N	N	N
36	Land	São Jerônimo	São Jerônimo	RS	61,435,190	-	-	N	N	N
37	Land	Mariana Pimentel	Mariana Pimentel	RS	43,289,400	-	-	N	N	N
38	Land	Larvas do Sul	Larvas do Sul	RS	73,507,790	-	-	N	N	N
39	Land	Rio Pardo	Rio Pardo	RS	53,873,910	-	-	N	N	N
40	Land	Others	Others	RS	251,448,530	-	-	N	N	N
41	Land	Encruzilhada do Sul	Encruzilhada do Sul	RS	156,622,550	-	-	N	N	N

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA	7 -BUILDING	8 - AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED	12 - BEGINNIG	13 - BEGINNIG
					(000M2 )	AREA (000Ha)	(YEARS)			FROM THIRD PERSONS	OF CONTRACT	CONTRACT

42	Forests of Eucalyptus	Serra	Serra	ES	24,591,980	-	-	Y	N	N
43	Forests of Eucalyptus	Montanha	Montanha	ES	25,945,450	-	-	Y	N	N
44	Forests of Eucalyptus	Alcobaça	Alcobaça	BA	282,042,480	-	-	Y	N	N
45	Forests of Eucalyptus	Ibirapuan	Ibirapuan	BA	84,229,810	-	-	Y	N	N
46	Forests of Eucalyptus	Mucuri	Mucuri	BA	135,613,310	-	-	Y	N	N
47	Forests of Eucalyptus	Nova Viçosa	Nova Viçosa	BA	193,127,020	-	-	Y	N	N
48	Forests of Eucalyptus	Prado/Vereda	Prado/Vereda	BA	14,599,290	-	-	Y	N	N
49	Forests of Eucalyptus	Caravelas	Caravelas	BA	240,214,350	-	-	Y	N	N
50	Forests of Eucalyptus	Teixeira de Freitas	Teixeira de Freitas	BA	25,139,320	-	-	Y	N	N
51	Forests of Eucalyptus	Carlos Chagas	Carlos Chagas	MG	24,341,370	-	-	Y	N	N
52	Forests of Eucalyptus	Nanuque/Tumiritinga	Nanuque	MG	49,210,530	-	-	Y	N	N
53	Forests of Eucalyptus	Butiá	Butiá	RS	87,974,190	-	-	Y	N	N
54	Forests of Eucalyptus	Mariana Pimentel	Mariana Pimentel	RS	26,244,740	-	-	Y	N	N
55	Forests of Eucalyptus	São Jerônimo	São Jerônimo	RS	42,410,380	-	-	Y	N	N
56	Forests of Eucalyptus	Barra do Ribeiro	Barra do Ribeiro	RS	79,371,270	-	-	Y	N	N
57	Forests of Eucalyptus	Minas do Leão	Minas do Leão	RS	26,641,000	-	-	Y	N	N
58	Forests of Eucalyptus	Tapes	Tapes	RS	18,352,690	-	-	Y	N	N
59	Forests of Eucalyptus	Guaíba	Guaíba	RS	20,402,130	-	-	Y	N	N
60	Forests of Eucalyptus	Arroio dos Ratos	Arroio dos Ratos	RS	44,091,800	-	-	Y	N	N
61	Forests of Eucalyptus	Eldorado do Sul	Eldorado do Sul	RS	42,101,840	-	-	Y	N	N

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA	7 -BUILDING	8 - AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED	12 - BEGINNIG	13 - END OF
					(000M2 )	AREA (000Ha)	(YEARS)			FROM THIRD PERSONS	OF CONTRACT	CONTRACT

62	Forests of Eucalyptus	São Mateus	São Mateus	ES	234,277,970	-	-	Y	N	N
63	Forests of Eucalyptus	Sooretama	Sooretama	ES	24,951,160	-	-	Y	N	N
64	Forests of Eucalyptus	Aracruz	Aracruz	ES	338,126,100	-	-	Y	N	N
65	Forests of Eucalyptus	Conceição da Barra	Conceição da Barra	ES	247,111,390	-	-	Y	N	N
66	Forests of Eucalyptus	Jaguaré	Jaguaré	ES	39,884,550	-	-	Y	N	N
67	Forests of Eucalyptus	Linhares/Ibatiba	Linhares	ES	50,670,730	-	-	Y	N	N
		Pinheiros/Vila Valério/	Pinheiros/Vila Valério/
68	Forests of Eucalyptus			ES	35,225,850	-	-	Y	N	N
		Mucurici	Mucurici
69	Forests of Eucalyptus	Fundão /Stª Teresa	Fundão /Stª Teresa	ES	5,620,920	-	-	Y	N	N
		Rio Bananal	Rio Bananal
70	Forests of Eucalyptus			ES	3,640,190	-	-	Y	N	N
71	Forests of Eucalyptus	Santa Leopoldina	Santa Leopoldina	ES	214,150	-	-	Y	N	N
72	Forests of Eucalyptus	Dom Feliciano / Triunfo	Dom Feliciano / Triunfo	RS	43,736,260	-	-	Y	N	N
		Pantano Grande/ General	Pantano Grande/ General
73	Forests of Eucalyptus			RS	77,676,300	-	-	Y	N	N
		Camara	Camara
74	Forests of Eucalyptus	Charqueadas/Barão do	Charqueadas/Barão do	RS	10,058,050	-	-	Y	N	N
		Triunfo	Triunfo
75	Forests of Eucalyptus	Sertão Santana/ Sentinela	Sertão Santana/ Sentinela	RS	37,791,740	-	-	Y	N	N
		Sul/R.Prado	Sul/R.Prado
76	Forests of Eucalyptus	Amaral Ferrador/Camaquã	Amaral Ferrador/Camaquã	RS	36,435.390	-	-	Y	N	N
77	Forests of Eucalyptus	Cachoeira do Sul	Cachoeira do Sul	RS	35,954.980	-	-	Y	N	N
78	Forests of Eucalyptus	Cristal/Candelaria	Cristal/Candelaria	RS	16,866.360	-	-	Y	N	N
79	Forests of Eucalyptus	Encruzilhada do Sul	Encruzilhada do Sul	RS	79,429.600	-	-	Y	N	N

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA	7 - BUILDING	8 - AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED	12 - BEGINNIG	13 - END OF
					(000M2 )	AREA (000 Ha)	(YEARS)			FROM THIRD	OF CONTRACT	CONTRACT
										PERSONS
80	Forests of Eucalyptus	Lavras do Sul	Lavras do Sul	RS	40,984.650	-	-	Y	N	N
81	Forests of Eucalyptus	Stª Margarida do Sul	Stª Margarida do Sul	RS	26,713.340	-	-	Y	N	N
82	Forests of Eucalyptus	São Gabriel/Canguçu	São Gabriel	RS	85,699.260	-	-	Y	N	N
83	Forests of Eucalyptus	São Sepe	São Sepe	RS	16,366.570	-	-	Y	N	N
84	Forests of Eucalyptus	Vila Nova do Sul	Vila Nova do Sul	RD	18,226.320	-	-	Y	N	N
85	Forests of Preservation	Others	Others	ES	594,251.170	-	-	N	N	N
86	Forests of Preservation	Others	Others	BA	637,840.520	-	-	N	N	N
87	Forests of Preservation	Others	Others	MG	69,915.050	-	-	N	N	N
		Others	Others
88	Forests of Preservation			RS	578,784.990	-	-	N	N	N

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Equity stakes held by Controlling Stockholders, Administrators, Members of the Fiscal Council and Shares in Circulation

					Position as of April 30, 2009
			PNA		PNB
Stockholders	ON shares*	%	shares**	%	shares***	%	Total	%
Controlling Stockholders	439,400,228	96.50	-	-	2,993	-	439,400,228	42.60
S. Teófilo Repres. Partic. S.A.	188,007,672	41.30	-	-	-	-	188,007,672	18.20
Newark Financial Inc.	127,506,457	28.00	-	-	-	-	127,506,457	12.30
Arapar S.A.	62,300,207	13.70	-	-	-	-	62,300,207	6.00
VCP	61,585,892	13.50	-	-	2,993	-	61,585,892	6.00
Administrators	-	-	-	-	17,714	0.00	17,714	0.00
Board Members	-	-	-		516	0.00	516	0.00
Executive Officers	-	-	-	-	17,198	0.00	17,198	0.00
Fiscal Council	-	-	-	-	-	-	-	-
Treasury Stock (1)	483,114	0.10	-	-	1,483,200	0.30	1,966,314	0.20
Other Stockholders (2)	15,507,357	3.40	27,956,802	100.00	547,702,712	99.70	591,166,871	57.30
Total shares issued (3)	455,390,699	100.00	27,956,802	100.00	549,206,619	100.00	1,032,554,120	100.00
Shares in Circulation (2)	15,507,357	3.40	27,956,802	100.00	547,702,712	99.70	591,166,871	57.30

*	Common registered shares

**	Class A preferred shares

***	Class B preferred shares

Notes:

(1)	Shares issued and repurchased by the Company.

(2)	Total shares issued, less treasury stock and shares held by members of the fiscal council, board of directors (including alternates), executive officers and controlling stockholders.

(3)	Total number of shares subscribed and issued by the Company.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Equity stakes held by Controlling Stockholders, Administrators, Members of the Fiscal Council and Shares in Circulation

				Position as of September 30, 2008
Stockholders	ON shares	%	PNA shares	%	PNB shares	%	Total	%
Controlling Stockholders	439,400,228	96.50	27,736,642	99.20	57,875,517	10.54	525,012,387	50.85
Lorentzen
	62,300,207	13.00	-	-	-	-	62,300,207	6.03
Safra
	127,506,457	28.00	27,736,642	99.20	57,875,517	10.50	213,118,616	20.64
VCP
	127,506,457	28.00	-	-	-	-	127,506,457	12.35
S. Teófilo Representação
Participações S.A.	65,206,250	14.30	-	-	-	-	65,206,250	6.32
BNDES
	56,880,857	12.50	-	-	-	-	56,880,857	5.51
Administrators
	1,905	0.00	-	-	44,617	0.00	46,552	0.00
Board Members
	1,905	0.00	-	-	27,419	0.00	29,324	0.00
Executive Officers
	-	-	-	-	17,198	0.00	17,198	0.00
Fiscal Council
	10	0.00	-	-	-	-	10	0.00
Treasury stock (1)
	483,114	0.10	-	-	1,483,200	0.27	1,966,314	0.19
Other stockholders (2)
	15,505,442	3.40	221,374	0.80	489,802,071	89.19	505,528,887	48.96
Total shares issued (3)
	455,390,699	100.00	27,958,016	100.00	549,205,405	100.00	1,032,554,120	100.00
Shares in circulation (2)	15,505,442	3.40	221,374	0.80	489,802,071	89.20	505,528,887	48.96

Notes:

(1)	Shares issued and repurchased by the Company.

(2)	Total shares issued, less treasury stock and shares held by members of the fiscal council, board of directors (including alternates), executive officers and controlling stockholders.

(3)	Total number of shares subscribed and issued by the Company.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.05 - CAPITAL EXPENDITURES PROJECTS

- Capital investments

In 2008 the capital investments made by Aracruz totaled almost one and a half billion Reais (R$ 1,427 million to be exact) — an amount fully 20% higher than 2007. The 2008 investments made by the Company were allocated as follows:

R$ millions
Tree farming	332
Purchase of lands and forests	210
Other forestry investments	99
Current industrial investments	89
Barra do Riacho Unit optimization project	37
Guaíba Unit expansion projects	444
Veracel investments	134
Portocel investments	54
Other capital investments	28
Subtotal	1,427
Acquisition of company, net of cash acquired	73
Total	1,500

The Company’s growth plans have now been reappraised, leading to the postponement of expansion projects and thus reducing the forecast capital investments for the next few years.

Barra do Riacho Unit – The optimization project was concluded in 2008, increasing the unit’s pulp production capacity by 200 thousand tons, so that from hereon in the unit can turn out 2.33 million tons per year. As a result, it is expected that there will be a reduction in the cost of overall production to the tune of US$ 5/t (five dollars per ton) on account of economies of scale and reduction in consumption of raw materials.

Expansion of Guaíba Unit – On April 15, 2008, Aracruz announced that approval had been granted by its Board of Directors for the project to expand the Company’s Guaíba Unit, which is located in Brazil’s southern-most state, Rio Grande do Sul. Work actually got underway in the second half of 2008 but, due to the global economic crisis that directly affects the pulp market and the need to preserve the Company’s liquidity, the Board decided to temporarily suspend expansion of the unit. Even so, Aracruz is sticking with its intent to start up once again with this investment project as soon as market conditions justify it.

Expansion of Portocel - Portocel, which is a private terminal that belongs to Aracruz Celulose (51%) and Cenibra, began operating its third ship mooring berth in January, 2008. This step consolidated the expansion project for the terminal, the capacity of which was thus increased by 40%. This expansion project began in 2007 and involved the revamping of the terminal’s entire infrastructure, so as to adapt it to future challenges. The cargo handling capacity was increased by a whopping 11.4 million tons per year, so that now its annual handling capacity is 14 million tons.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.05 - CAPITAL EXPENDITURES PROJECTS

Veracel II Project - In 2008 the investment related to the purchase of lands and development of forests for expansion of the Veracel mill in Bahia totaled R$ 58 million (corresponding to Aracruz’s 50% share). Nevertheless, in conjunction with its partner in that venture, Stora Enso, the Company decided to postpone plans for expansion of the mill for at least one year.

New mill in Minas Gerais - Aracruz and the Government of the State of Minas Gerais signed a joint communiqué in July 2008, in the City of Governador Valadares, announcing installation of a Company processing unit in the region that would be capable of turning out as much as 1.4 million tons of pulp annually. However, in the second half of 2008, due to market conditions, Aracruz suspended the acquisition of lands and formation of forests for that project for the meantime.

Acquisition of Boise – Also in July 2008 the Company acquired the operations of Boise Cascade do Brasil Ltda. for the amount of US$ 47.1 million, thus incorporating 15.4 thousand hectares of land, of which 10.2 thousand hectares are planted with eucalyptus trees.

* * * * *

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

15.01 - ENVIRONMENTAL MATTERS

ENVIRONMENTAL MONITORING

The Aracruz Environmental and Social Management system has now been fully implemented. It consists of Environmental and Social Action Committees, along with the Internal On-the-Job Accident Prevention Committees (CIPAS).

The Company’s project encompasses technologies that are compatible with national and international environmental legislation.

TREATMENT OF LIQUID EFFLUENTS

The system for treatment of liquid effluents at Aracruz consists of a primary system and a secondary system. The primary system is the first step of the treatment process. In this phase the liquid effluents are neutralized and fibers and other thick matter are removed.

The secondary system is made up of six ponds, four of which are aeration ponds and two of which are stabilization ponds. This system also features an emergency pond capable of retaining effluents for 12 hours of operation.

The volume of each pond is 200,000 m3 and the retention time for treatment is six days, in other words, one day for each pond.

Quality of the final effluent is broken down as follows:

  Suspended Solids (SS) = 1.61 kg/t of dry pulp produced
  Organically Absorbed Halogen (OAH) = 0.11 kg/t
  Chemical Demand for Oxygen (CDO) = 17.7 kg/t of dry pulp produced
  Biochemical Demand for Oxygen (BDO) = 1.80 kg/t of dry pulp produced
  Color = 35.1 kg/t dry pulp produced

Discharge of the treated effluents is carried out through an underwater interceptor, consisting of polypropylene pipelines, the length, diameter and thickness of which are approximately 2,500 m, 1,000 mm and 40 mm in the land portion (3 pipelines) and 1,100 m, 1,000 mm and 40 mm in the submerged portion (3 pipelines). At the end of the interceptor, submerged approximately 17 m, each one of the pipelines contains 70 100-mm dispersers spaced 4 m apart. The design of this system presumes minimum dilution of 1/140 (dilution factor of 140) in the launching zone. The conception of the design for treatment and discharge of effluents in the sea is a safer form, guaranteeing the quality of the marine ecosystem, as demonstrated in studies and annual monitoring of marine flora and fauna in the region.

TREATMENT OF GAS EFFLUENTS

Based on the same philosophy as the effluent treatment project, Aracruz has constantly sought to assure in its gas effluent project that all factors, chiefly as regards the environment, are duly taken into consideration to the highest possible degree. The following stages and equipment are involved in the gas treatment portion:

  Continuous digesters: responsible for boiling the chips, the odor-causing compost of which occurs at this stage and is collected and burned in the whitewash ovens and boilers.

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01.01 - IDENTIFICATION
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00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

15.01 - ENVIRONMENTAL MATTERS

  Purifiers of condensed pulp mass: the contaminated condensed pulp mass coming from the evaporation stage and the continuous digesters is purified through a steam purifier, with the odor-forming gases resulting from the purification being collected and burned in the whitewash ovens and boilers.
  Recovery boilers: Aracruz was one of the first mills in Brazil to adopt a low-odor-emission recovery boiler. The gases resulting from the burning of the black liquid in the boiler pass through electrostatic precipitators that remove the particle matter in suspension and release it through 85-meter-high chimneys. This height is required in order to bring about a healthy dispersal of gases, so as to protect the surrounding environment. Efficiency of the precipitators is as high as 99.9%.
  Auxiliary boilers: the purpose of these is to burn the eucalyptus bark. The gases resulting from this burning process pass through electrostatic precipitators that retain the particles and these gases are released into the atmosphere by means of 85-meter-high chimneys. Also burned in the auxiliary boiler is the compost that forms the low-concentrate odor collected from the vents of the black liquid tanks and the pressurized chips silo of the digester.
  Whitewash ovens: these are part of the closed cycle of liquids. Their purpose is to calcinate the calcium carbonate. The gases coming from the whitewash ovens are cleaned in high-efficiency electrostatic precipitators. It is in the whitewash ovens that the gases containing the odor- forming compost are burned.
  Emergency incinerator: this is intended to burn the odor-forming gases when there is any impediment in the whitewash oven, thus preventing release of these gases into the atmosphere.
  This equipment is only employed when the ovens are shut down.
  Bleaching: the gases resulting from this operation are collected and washed in a system of washers of alkaline absorption gases, being subsequently released into the atmosphere free of any undesirable compost odor.

In short, we can state that at Aracruz: 99% of the particle matter is removed and sent back to the process for reutilization and 98% of the odor-causing compost is eliminated through direct burning in the whitewash ovens and boilers, so that atmospheric emissions are minimized and meet applicable environmental legislation.

Environmental performance – Biodiversity and forestry

Reconciling economic development with the preservation of the environment is a key global challenge, which tends to increase with the steady rise in the population and consumption of consumer goods involving the use of natural resources.

As a result of this challenge, an important debate has ensued between total protection of biodiversity and sustainable use of natural resources, since it is from the forests that the main material for production of future medicines and food can be obtained.

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CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

15.01 - ENVIRONMENTAL MATTERS

This issue is of the utmost importance to Aracruz, in that its business is intrinsically depended upon natural resources like water, soil and biodiversity.

There is a current of thinking that defends the proposition that the remaining areas of tropical rainforests should be fully preserved, left free of any human activity whatsoever. As far as some people are concerned, not even ecotourism should be allowed, thus leaving the forests completely isolated from human society, so that by means of their own mechanisms of environmental balance they can assure the preservation of all species.

The spread of economic activities, mainly agriculture and livestock-raising, into areas containing virgin forests is accused of being the chief element responsible for deforestation in Brazil.

Aracruz planted its first eucalyptus trees in the 1960’s. Our tree forests were established in the township of Aracruz, in the Southeastern Brazilian State of Espírito Santo, in areas that had for the most part already been cleared some time ago. By way of example, one of the areas purchased –measuring 8 thousand hectares – belonged to the local railroad and steel company known as Companhia Ferro e Aço de Vitória (Cofavi), which used the native timber harvested from the land to produce the charcoal that fed its blast furnaces.

Today Aracruz has 365.4 thousand hectares of land largely located in the Atlantic Rainforest, of which over one third (133.6 thousand hectares) are natural conservation areas. Biodiversity studies have shown that the conservation areas and the interspersed eucalyptus strands have permitted maintenance and development of several animal species that are endemic to the Atlantic Rainforest.

We are conscious of the fact that a portion of the community takes the view that tracts of eucalyptus forests are not at all diverse. Even so, we consider that the biodiversity of eucalyptus strands cannot be compared with that of native forests, which they do not intend to substitute, but rather with the other types of plants that society needs for its comfort and well-being. Eucalyptus trees provide an alternative source of wood for a plethora of final uses, decreasing the pressure on the native forests and contributing to keeping people on the land rather than saturating overpopulated urban areas.

Aracruz condemns the use of wood illegally cut from trees for any purpose, and defends the position that the remaining portions of the Atlantic Rainforest should be preserved and, whenever possible, recovered, so as to create or expand the connectivity between the remaining forest fragments.

Atlantic Rainforest and the environment, in 1993 Aracruz began the Micro-Watershed Project, which involved carrying out environmental monitoring of the complete eucalyptus tree farming cycle and studying the relationship between these plants and the native thickets and local fauna through the year 2005. Data regarding biodiversity, the hydrological cycle of eucalyptus and soil conditions was gathered on an ongoing basis, monitored and classified.

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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

15.01 - ENVIRONMENTAL MATTERS

With the results obtained in the studies and monitoring work conducted in 2008 in different areas of the Company, it has been possible to analyze the data on biodiversity at Aracruz, highlighted by the information on birds. Since 1989, no less than 136 thousand birds have been recorded – including capture, census-taking, surveys through trans-sections and observations – belonging to 67 families and 588 distinct species. This total includes 79 species already identified as potentially endangered, according to the list compiled by the Brazilian Environmental Institute (Ibama), the State Environmental Institute (Iema-ES), the State Environmental Secretariat (Sema-RS) and the International Union for the Conservation of Nature (IUCN). Approximately 13.3 thousand birds have already been tagged with numbered bands for generation of information on their permanence in and/or shift away from areas belonging to the Company.

The studies underway have further permitted consolidation of parameters regarding the effectiveness of connecting corridors between native forest areas, generating inputs for more assertive implementation of this stewardship option. The Company’s permanent preservation areas play a fundamental role in the connectivity of isolated fragments of forests, which underscores their importance for conservation of the groups evaluated. It has also been evidenced that vegetation in its initial stage is functional from the standpoint of connectivity, even though it does not sustain all the populations of the forest bird species studied.

Another highlight of the studies in 2008 was the population estimate conducted for Brazil’s most threatened hummingbird species Glaucis dohrnii (hook-billed hermit). Twelve new individual birds were tagged during the year, bringing the total to 33 so marked with numbered bands since 2004. This is the largest recorded number for the species in the entire Atlantic Rainforest, allowing us to estimate the existence of a local population of around 170 individuals, which is highly significant for preservation of the species. The data compiled from the studies and tracking work performed attest that the model of forest stewardship adopted by the Company has permitted maintenance of the communities of birds in the areas studied.

Also developed in 2008 was a customized software program termed the Aracruz BioIndex, which permits statistical analyses to be conducted of diversity indices related to the Company’s tree plantations and areas of natural vegetation. This new tool performs complex calculations that could not be performed manually and allows us to have an integrated and comparative overview of the situation of the production areas with respect to several aspects: the diversity of planted genetic matter, the age of the plants, the type, size and configuration of the natural areas and the availability of water. With just spot field checks alone or isolated use of certain indicators it would not be possible to achieve an integrated overall view of the actual situation in the field, which shows the importance of the BioIndex as a decision-making support tool capable of pointing out opportunities for enhancements in the forest stewardship program adopted by the Company.

Fines of an environmental nature Barra do Riacho Unit

This unit was not subject to any environmental assessment or fine during the year.

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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

15.01 - ENVIRONMENTAL MATTERS

Guaíba Unit

In 2005 this unit was served notice of an environmental fine in the amount of R$ 15,000.00 (fifteen thousand Reais), levied by the State Environmental Protection Foundation (Fepam), relating to the emission of TRS (reduced sulfur components) beyond the established limits. Aracruz filed an appeal, reporting spot problems that cropped up in sources of TRS emissions that did not entail exceeding the limits established in the sum total of the sources, as well as problems in the electrostatic precipitator installed in 2005 that did not perform as guaranteed by the supplier. A plan to adapt the sources to more adequate standards was proposed by the Company and agreed to with Fepam.

Caravelas Terminal

A sanitary assessment notice was served on the Caravelas Terminal in 2006. The parameter for drinking water (quantity of fecal coliforms) at the Terminal was higher than the legally permitted limit according to the sample taken. Aracruz identified the cause of this deviation from established standards and took the steps required to remedy the problem by replacing the chlorine dosing machine.

* * *

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CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 - LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT

1 -ITEM	2 - DESCRIPTION	3 - % NET EQUITY	4 - % NET PROFIT	5 - PROVISION	6 - VALUE (IN REAIS 000)
01	LABOR DISPUTE	1.57	0.00	YES	14,893
02	TRIBUTARY / FISCAL	4.52	0.00	YES	427,906
03	OTHER	0	0	NO	0

FEDERAL PUBLIC SERVICE
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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 - TRANSACTIONS WITH RELATED PARTIES

Transactions between the Company and its subsidiaries, jointly-owned subsidiary and associated company, such as purchases and sales of products, purchases of raw materials and contracting of services, are eliminated upon consolidation. Financial transactions, such as intercompany loans and prepayment contracts, bear interest rates of LIBOR + 1% p.a. plus exchange rate changes and are also eliminated in the consolidation process.

(a) Subsidiary / Associated Companies

55

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00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

CHAPTER I

LEGAL NAME, OBJECT, REGISTERED OFFICES AND DURATION

Article 1:		ARACRUZ CELULOSE S.A. (a joint stock corporation under Brazilian law) is governed by these Bylaws and applicable Brazilian legislation.
Article 2:		The Company’s corporate object is forestry, reforestation, processing and sale of forest products, exploration of renewable sources of energy and the performance of industrial, commercial, agricultural and livestock raising activities, to such end being empowered to:
	I -	hold stakes in any form in other companies, by decision of the Board of
Directors, at the proposal of the Executive Officers Committee.
	II -	engage in any activities and perform any services directly and indirectly related to its principal activities, including importation and exportation.
Article 3:		The Company’s registered offices and tax domicile are in the Municipality of
Aracruz, State of Espírito Santo, Federal Republic of Brazil, and it may, by decision of the Executive Officers Committee, create offices and other establishments in
Brazil and, by decision of the Board of Directors, through a Proposal of the
Executive Officers Committee, offices and other establishments outside of Brazil.
Article 4:		The Company’s duration is perpetuity.
CHAPTER II
CAPITAL STOCK AND SHARES
Article 5:		The Company’s subscribed capital stock is R$ 2,871,781,288.11 (two billion, eight hundred and seventy-one million, seven hundred and eighty-one thousand, two hundred and eighty-eight Reais and eleven centavos), divided into 1,032,554,120
(one billion, thirty-two million, five hundred and fifty-four thousand and one hundred and twenty) registered shares, without par value, of which 455,390,699 (four hundred and fifty-five million, three hundred and ninety thousand, six hundred and ninety-nine) are common shares and 577,163,421 (five hundred and seventy-seven million, one hundred and sixty-three thousand and four hundred and twenty-one) are class 'A' and class 'B' preferred shares.

Paragraph 1 -	The subscribed capital stock may be increased up to the limit of
R$ 5,000,000,000.00 (five billion Reais), irrespective of any amendment to these Bylaws, by decision of the Board of
Directors, at the suggestion of the Executive Officers Committee, except in the case of share subscription for realization in the form of assets, which will depend on the approval of the General
Meeting of Stockholders.

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00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

Paragraph 2 -	Capital increases may take place without respecting the
previously existing proportion among the types and classes of shares.
Paragraph 3 -	It will be up to the General Meeting of Stockholders to decide on the matter covered by the previous paragraph.

Paragraph 4 -	The number of preferred shares without voting rights or subject to restrictions in the exercise of such rights may not exceed 2/3
(two thirds) of the total number of shares issued, with due heed being paid to the special provisions of legislation applicable to tax incentives.
Paragraph 5 -	Share splits shall always be carried out in the same type and class of shares split; capital increases resulting from
capitalization of the reserve resulting from monetary restatement of the paid-in capital shall be carried out without modification of the number of shares issued; distribution of new shares resulting from a capital increase carried out through capitalization of earnings and reserves other than the one referred to above shall be carried out, in relation to the common shares, by distribution of shares of the same type and, in relation to the preferred shares, by distribution of class ‘B” preferred shares.

Article 6:	Each common share of capital stock vests the right to 1 (one) vote in the decisions of the General Meeting of Stockholders.
Article 7:	The preferred shares do not vest voting rights, though they are assured the receipt of a dividend that is 10% (ten per cent) higher than that attributed to each common share and priority in reimbursement of capita in the event of dissolution of the Company.

	Paragraph 1 -	Without prejudice to the provisions contained in the heading of this Article, class A preferred shares will have priority in receiving a minimum dividend of 6% (six per cent) per year,
calculated on the amount of capital stock represented by this class of share and divided among them in equal parts.
	Paragraph 2 -	The class B preferred shares, although being entitled to
receiving the dividend calculated in conformity with the
provision in the heading of this Article, do not have priority in receiving dividends.
	Paragraph 3 -	The class A preferred shares may be converted into class B
preferred shares, with the cost of conversion being covered by the interested stockholder.

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01.01 - IDENTIFICATION
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00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

Article 8:	The shares of the Company’s capital stock may be maintained in a deposit account, in the name of their respective owners, without issue of stock certificates, at a reputable financial institution bearing the credentials of the Brazilian Securities
Commission (CVM), as chosen by the Executive Officers Committee after hearing the advisory opinion of the Board of Directors.
	Sole paragraph:	The interested stockholders will be responsible for covering the cost of the services of transfer of ownership of the
register shares, with due heed being paid to the maximum
limits set by the CVM.
Article 9:	Each class of shares will have its own numbering.
Article 10:	The stock certificates shall always be signed by 2 (two) Executive Officers, with the
Company being empowered to issue multiple securities and certificates.
Article 11:	In the increases in the subscribed capital stock, the stockholders will be ensured the right of preference to subscribe to the shares, in the manner provided by law, for a period of not less than 30 (thirty) days.
	Paragraph 1 -	The period of 30 (thirty) days covered by this Article shall be counted as from the publication of the call to subscription in the Official State Gazette (DOE).
	Paragraph 2 -	A stockholder that does not make payment of the installments corresponding to the shares as prescribed in the subscription bulletin or upon call to do so, shall be considered in default, in the manner provided by law, hence being subject to the
payment of interest of l2% (twelve per cent) per year, as well as monetary restatement and a fine of l0% (ten per cent) of the amount of the installment.

CHAPTER III

GENERAL MEETING OF STOCKHOLDERS

Article 12:	The General Meeting of Stockholders shall be held annually (AGM), on or before the 30th day of April each year, and extraordinarily (EGM), whenever Company interest so requires.
	Sole paragraph -	The General Meeting of Stockholders shall be presided
over by the Chairman of the Board of Directors, who will
choose one ore more Secretaries from among the
stockholders present at the meeting.
Article 13:	The General Meeting of Stockholders shall set the total amount for remuneration of the members of the Board of Directors and Executive Officers Committee.
	Sole paragraph -	The apportionment of the remuneration among the
administrators shall be set by the Board of Directors.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

CHAPTER IV

COMPANY MANAGEMENT

Article 14:	The Company is to	be administered by a Board of Directors and an Executive
Officers Committee.
	Sole paragraph -	Up to a maximum of 1/3 (one third) of the members of the
Board of Directors may also be appointed to positions as Executive Officers.

SECTION I

BOARD OF DIRECTORS

Article 15:	The Board of Directors shall be made up of at least 5 (five) and no more than 9
(nine) members, one of whom shall serve as Chairman; the board members must be stockholders residing in Brazil and they are to be appointed by the General Meeting of Stockholders for a term of office lasting 3 (three) years, with re-election being permitted; they shall remain in office until such time as their successors are sworn in.

	Paragraph 1 -	Any Board Member may submit to the approval of the General
Meeting of Stockholders the nomination of an alternate for the purpose of replacing him or her in the sessions of the Board of
Directors.
	Paragraph 2 -	The Board Members shall take office by signing the
appropriate entry in the Minutes of the Meetings of the Board of Directors.
	Paragraph 3 -	Once they take office, the Board of Directors shall elect from among their members the 1st and 2nd Vice-Presidents, who in
such order shall replace the Chairman in the event of the
latter’s occasional absence or impediment.
	Paragraph 4 -	Whenever it deems necessary, the Board of Directors may
create Committees with the functions of serving as advisory
and instruction panels for matters in which they are
specialized.
	Paragraph 5 -	The Committees mentioned in Paragraph 4 above may operate
on a part- or full-time basis and, in addition to the members of the Board, may also be comprised of any members of the
Executive Officers Committee and such other persons as are
invited to participate for this purpose.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

Article 16:	The Board of Directors is responsible for:

	I -	setting the general guidelines for the Company’s business operations and formulating the respective economic-financial policies;
	II -	appointing and dismissing the Executive Officers and, at the proposal of the President and Chief Executive Officer (CEO), setting their respective powers and duties;
	III -	inspecting the managerial activities of the Executive Officers, examining the Company’s books and papers at any time, requesting information regarding contracts and agreements signed or in the process of being signed, as well as any other acts;
	IV -	calling the General Meeting of Stockholders;
	V -	expressing their opinion on the Report of Management and the accounts prepared by the Executive Officers Committee;

	VI -	deciding on increases in the Company’s capital stock and resulting issue of shares, setting the issue price, provided that the limit of the authorized capital stock is observed, except in the case of the provision regarding the decision-making process contained in Article 5, Paragraph 3 of these
Bylaws;
	VII -	authorizing the sale, mortgage or any other form of encumbrance of the
Company’s permanent assets (fixed assets and investments) and posting of guarantees for third party obligations, except in the case of personal guarantees in favor of the Company’s own subsidiaries, which shall not depend upon prior authorization;
	VIII -	choosing and dismissing independent auditors;
	IX -	orienting and advising the Executive Officers Committee in all matters of interest to the Company;
	X -	following up on the carrying out of the Company’s transactions, for the purpose of seeing whether the decisions of the General Meeting of
Stockholders and the Board of Directors itself are being respected;
	XI -	approving the Company’s plans, programs and financial and investment budgets;

	XII -	approving the guidelines to be observed by the Company’s
representatives in the General Meetings of Shareholders of the
subsidiary and associated companies or others in which it holds stakes;
	XIII -	approving in advance and contracts or agreements to be signed between the Company and its stockholders;

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00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

	XIV -	authorizing the acquisition of shares issued by the Company itself, for purposes of cancellation or maintenance as treasury stock, as well as subsequent disposal thereof;
	XV -	deciding on the issuance of promissory notes and/or other such commercial paper;
	XVI -	approving the guidelines to be observed by the members appointed by the Company to the boards of directors or other management bodies at companies in which the Company has a share in control without holding it separately, associated companies or others in which it holds stakes, with respect to relevant issues such as, but not limited to, the appointment of administrators, participation in other companies, negotiation of equity stakes, increase in the capital stock or authorized capital, approval of business plans and alterations thereto, amendments to bylaws, issuance of securities, sale or encumbrance of fixed assets, contracts or agreements with related parties and investments in new production capacities.
	XVII -	With respect to a company in which the Company shares control without holding it separately, the provision contained in the final part of item VII of this Article shall not apply, and prior authorization of the Board of
Directors will be required to provide any guarantees, either personal or in the form of a mortgage.
Article 17:	The Board of Directors shall meet whenever the Company’s corporate interests so require, upon call of the Chairman, Vice-Chairman exercising the Board
Chairmanship or at least 3 (three) Board Members. Board resolutions shall be approved by majority of votes, with the presence of more than half of the Board
Members.
	Paragraph 1 -	Meetings of the Board of Directors shall be called by either letter or telegram with at least (five) days’ advance notice.
	Paragraph 2 -	Whenever called upon, the Executive Officers shall assist meetings of the Board of Directors.

	Paragraph 3 -	The Chairman may invite another Board Member to serve as
Secretary for the meeting.
Article 18:	In case a Board Member’s position becomes vacant, their respective alternate shall be called upon to replace them and, in the absence of such an alternate, another alternate shall be chosen by the other Board Members and exercise the respective functions of the person replaced until such time as the first General Meeting of
Stockholders is held after such a situation occurs.
Sole paragraph -		The successor Board Members shall fill out the term of Office of the respective persons they replaced.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

Article 19:	The Board Chairman or Vice-Chairman exercising the Chairmanship shall be responsible for:
	1.	presiding over General Meetings of Stockholders;
	2.	calling and chairing meetings of the Board of Directors;
	3.	supervising the Board’s administrative services; and
	4.	organizing and supervising distribution of the order of business for each meeting, as well as such information as is required to appropriately inform the Board Members, at least 5 (five) business days prior to the date of each meeting.

SECTION II
EXECUTIVE OFFICERS COMMITTEE

Article 20:	The Executive Officers Committee shall be made up of at least 2 (two) and no more than 8 (eight) members who may or may not be stockholders, though they must be Brazilian residents, one being the President & CEO and the others
Executive Officers, one of whom, if thus designated in advanced by the Board of
Directors, may hold the title of Vice-President and, without prejudice to his permanent powers and duties, will also have the function of replacing the President
& CEO in case of the latter’s temporary impediments and succeed same in case of vacancy, until such time as the Board of Directors appoints a replacement to fill out the remaining term of office of the replaced President.
	Paragraph 1 -	The members of the Executive Officers Committee shall be
appointed by the Board of Directors for terms of office lasting
3 (three) years and shall remain in office until such time as their successors take office, with re-appointment being
permitted.
	Paragraph 2 -	The Executive Officers shall take office by signing their
respective oaths in the book of Minutes of the Meetings of the
Executive Officers Committee.
Article 21:	Provided that the directives and decisions of the Board of Directors and the
General Meeting of Stockholders are complied with, the Executive Officers
Committee shall have broad powers of administration and management over the
Company’s business affairs, being empowered to engage in any and all acts and carry out all operations that are related to achievement of the Company objectives.
	Sole paragraph -	Without prejudice to the provisions contained in item VII
of Article l6 of these Bylaws, the Executive Officers
Committee by collective decision may authorize the sale of
chattel goods and equipment that have become unusable,
unnecessary or obsolete.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

Article 22:	The President & CEO is responsible for executive direction of the Company, thus being empowered to organize, coordinate and supervise the activities of the other
Executive Officers to ensure that the decisions and directives set by the General
Meeting of Stockholders and Board of Directors are faithfully observed and carried out.
Paragraph 1 - Further, the President & CEO is specifically responsible for:

	I -	calling and presiding over meetings of the Executive Officers Committee;
	II -	keeping the Board of Directors informed about the Company’s activities.

Paragraph 2 - The other members of the Executive Officers Committee shall have the powers and duties established for them by the Board of
Directors at the proposal of the President & CEO.

Article 23:	Provided that the provisions contained in item I of Article 2 and items VII and XIII to XV of Article 16 of these Bylaws are adhered to, the members of the Executive
Officers Committee, always acting in pairs, are empowered to actively and passively represent the Company in and out of court, including as regards the sale or encumbrance of permanent assets and discharge of the obligations of third parties with respect to the Company.

	Paragraph 1 -	In order to engage in legal acts in general the Company may also be represented by 1 (one) Officer and 1 (one) attorney or 2 (two) attorneys with special powers.

	Paragraph 2 -	The power of attorney instruments are to bear the signatures of 2
(two) Executive Officers, specify the powers granted, except in the case of those containing an “ad judicia” clause, and be valid for no more than 1 (one) year.

Paragraph 3 - The Company may be represented by 1 (one) single Officer or 1
(one) single attorney with specific powers for acts involving representation before federal, state and municipal public agencies, quasi-autonomous bodies (“autarchies”), state-owned enterprises, mixed economy companies (part state-owned, part publicly
traded), utility companies holding concessions and permits to provide public services; acts that do not entail creation of an obligation for the Company or discharge of third party obligations with respect to the Company; acts required to comply with tax and
Social Security obligation; those for preservation of its rights in administrative or any other kind of case; endorsement of checks for credit in Company bank accounts; acts required to run current bank accounts for making purchases involving small amounts, up to the limit equivalent to 3 (three) minimum salaries; and acts relating to relations with employees.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWSS

Paragraph 4 -	In order to carry out acts outside of the jurisdiction of its registered offices and tax venue, as authorized in the manner provided in these Bylaws, the Company may be represented
by 1 (one) single Officer or by 1 (one) single attorney with express powers to carry out the specific act in question,
with such representative being appointed by collective
decision of the Executive Officers Committee.

Article 24:	In the case of vacancy of the position of a member of the Executive Officers
Committee, the Board of Directors shall appoint a replacement to full out the term of the office of the substituted officer.
	Sole paragraph -	Except for the provisions contained in Article 20, in the
absences and temporary impediments of any Officer, he is
to be replaced by the President & CEO or by such other
Officer as he appoints. The replacements appointed in the
manner prescribed by this sole paragraph shall exercise
their functions on a cumulative basis together with those of the substituted Officer until such time as the latter takes
over the position once again.

Article 25:	The Executive Officers Committee shall meet whenever required by the interests of the Company, either at the registered offices or at a place indicated in the call to meeting, with the presence of the President & CEO or Vice-President being mandatory. The decisions, as recorded in the minutes of the meeting, shall be made by absolute majority of the votes of the members present, with the President
& CEO or Vice-President having the tie breaking vote beside their individual vote.

CHAPTER V

FISCAL COUNCIL

Article 26:	The Company shall have a permanently operating Fiscal Council made up of from
3 (three) to 5 (five) full members and an equal number of alternates, and its functioning shall be governed by the applicable legal provisions.

CHAPTER VI

CORPORATE YEAR

Article 27:	The Company’s corporate year shall coincide with the calendar year. The annual balance sheet shall be drawn up on December 31 of each year, with adherence to applicable legal provisions, and the following amounts shall be deducted from the net income accrued, after the provisions, amortization and depreciation determined or permitted by law:
	I -	five per cent (5%) for setting up the legal reserve fund, until such time as it reaches 20% (twenty per cent) of the capital stock;

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
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01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

II -	twenty-five per cent (25%), at least, for payment of the mandatory minimum dividend to the stockholders, as calculated based on the net income for the year, adjusted in the manner provided by law and with due heed being paid to the priority assured to the preferred shares.

	Paragraph 1 -	The remaining balance is to be appropriated in the manner
decided by the General Meeting of Stockholders, as proposed
by the Board of Directors, with the advice of the Fiscal
Council also being heard if it is functioning.
	Paragraph 2 -	The Board of Directors may determine the drawing up of
interim balance sheet on a semi-annual basis or for shorter
periods, as well as distribution of intermediary dividends to the charged to the accrued income, retained earnings or
revenue reserve accounts already set up.
CHAPTER VII
GENERAL PROVISIONS
Article 28:	In order to qualify for being observed by the Company, shareholders agreements are to be kept on file at the registered offices and may, at the initiative of the interested parties, be annotated in the respective record books and on the share certificates.
Article 29:	The Company shall maintain a permanent Technological Research and
Development body, funded by specific budgetary resources according to annual or multi-year programs.
Article 30:	The Company shall maintain a social assistance service for its employees, funded by specific budgetary resources according to annual or multi-year programs.
Article 31:	The Company shall be liquidated in the cases provided by law or by decision of the General Meeting of Stockholders.
	Sole paragraph -	It shall be the responsibility of the General Meeting of
Stockholders to establish the manner of liquidation and
that of the Board of Directors, which shall be maintained,
to appoint a liquidator. The functioning of the Fiscal
Council shall depend on the request of the stockholders, in
the manner provided by law.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

CHAPTER VIII

TRANSITORY PROVISIONS

Article 32:		In the manner prescribed by Article 172 of the Brazilian Corporation Law
(No. 6.404/76 of December 15, 1976, the preference rights assured to the stockholders under Article 11 of these Bylaws shall not apply to the capital increase to be carried out in 1992 through public subscription in Brazil and simultaneous issuance of American Depository Receipts (ADR) overseas, nor to the subsequent additional increase that was carried out to cover the exercise of the option to be granted to the underwriters of such increase, according to normal international market practices, in the amount of not more 15% (fifteen per cent) of the respective amount.
Article 33:		The power to make the decision dealt with in the above article, as well as to carry out the other acts required to make the capital increases mentioned therein effective, shall be that of Board of Directors, in the manner provided by Article 16, item VI, of these Bylaws, and such capital increases may be made irrespective of the previously existing ratios between the different types and classes of shares, with the provisions contained in Article 5, Paragraph 3, not applying to such capital increases.
Article 34:		In order to comply with the provisions contained in CVM Guideline Opinion
No. 35 of September 1, 2008, the Company has set up on a transitory basis an
Independent Special Committee solely and exclusively to analyze the terms and conditions for the operation of incorporation of the Company-issued shares by
Votorantim Celulose e Papel S.A. and to submit its recommendations to the
Aracruz Board of Directors, with due heed being paid to the guidelines set out in the cited Guideline Opinion.
	Paragraph 1 -	The Independent Special Committee will be made up of 3
(three) members designated by the Board of Directors; all the committee members will be independent parties and not
Company administrators; they will have to have well-known
experience and technical capacity and will be subject to the same legal duties and responsibilities as the administrators (cf.
Article 160 of Law No. 6.404/76 – the Brazilian Corporation
Law).
	Paragraph 2 -	The Independent Special Committee shall not have executive
functions or be any sort of decision-making body; its opinions, proposals or recommendations shall be forwarded to the Board of Directors for decision.
	Paragraph 3 -	It will be up to the Board of Directors to set the remuneration of the members of the Independent Special Committee.

Checks with the original; extracted from the appropriate document.

José Luiz Braga Secretary

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Aracruz Trading S.A.

19.06 .01- BALANCE SHEET – ASSET– THOUSAND OF R$	000

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
1	TOTAL ASSETS	316	292	348
1.1	CURRENT ASSETS	316	292	348
1.1.1	CASH AND CASH EQUIVALENTS	316	292	348
1.1.1.1	BOX AND BANKS	316	292	241
1.1.1.2	FINANCIAL APPLICATIONS	0	0	107
1.1.2	CREDITS	0	0	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	0
1.2	CURRENT NOT ASSETS	0	0	0
1.2.1	LONG-TERM ASSETS	0	0	0
1.2.1.1	CREDITS	0	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.3	OTHERS	0	0	0
1.2.2	FIXED ASSETS	0	0	0
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	0	0	0
1.2.2.4	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN		12/31/2008
01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES Aracruz Trading S.A.

19.06.02 – - BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE	– 12/31/2008	4 – DATE	– 12/31/2007	5 – DATE	– 12/31/2006
2	TOTAL LIABILITIES	316		292		348
2.1	CURRENT LIABILITIES	0		0		8
2.1.1	LOANS AND FINANCING	0		0		0
2.1.2	DEBENTURES	0		0		0
2.1.3	SUPPLIERS	0		(6)		(6)
2.1.4	TAXES	0		0		0
2.1.5	DIVIDENDS PAYABLE	0		0		0
2.1.6	PROVISIONS	0		0		0
2.1.7	LOANS FROM RELATED PARTIES			14		14
2.1.8	OTHERS	0		0		0
2.2	LONG-TERM LIABILITIES	0		0		0
2.2.1	LOANS AND FINANCING	0		0		0
2.2.2	DEBENTURES	0		0		0
2.2.3	PROVISION	0		0		0
2.2.4	LOANS FROM RELATED PARTIES	0		0		0
2.2.5	OTHERS	0		0		0
2.4	STOCKHOLDER’S EQUITY	316		292		348
2.4.1	PAID-IN CAPITAL	227		173		208
2.4.2	CAPITAL RESERVES	0		0		0
2.4.3	REVALUATION RESERVE	0		0		0
2.4.3.1	OWN ASSETS	0		0		0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0		0		0
2.4.4	REVENUE RESERVES	0		0		0
2.4.4.1	LEGAL	0		0		0
2.4.4.2	STATUTORY	0		0		0
2.4.4.3	FOR CONTINGENCIES	0		0		0
2.4.4.4	UNREALIZED INCOME	0		0		0
2.4.4.5	FOR INVESTMENTS	0		0		0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0		0		0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0		0		0
2.4.5	RETAINED EARNINGS	89		119		132

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Aracruz Trading S.A.

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2008 TO 12/31/2008	4 – FROM: 01/01/2007 TO 12/31/2007	5 – FROM: 01/01/2006 TO 12/31/2006
3.1	GROSS SALES AND SERVICES REVENUE	0	9,783	119,419
3.2	SALES TAXES AND OTHER DEDUCTIONS	0	(270)	(13,801)
3.3	NET SALES REVENUE	0	9,513	105,618
3.4	COST OF GOODS SOLD	0	(9,924)	(73,507)
3.5	GROSS PROFIT	0	(411)	32,111
3.6	OPERATING (EXPENSES) INCOME	(69)	543	(8,811)
3.6.1	SELLING	0	(1,695)	(8,796)
3.6.2	GENERAL AND ADMINISTRATIVE	(40)	(28)	(210
3.6.3	FINANCIAL	(29)	50	(1,386)
3.6.3.1	FINANCIAL INCOME	2	1,764	2,358
3.6.3.2	FINANCIAL EXPENSES	(31)	(1,714)	(3,744)
3.6.4	OTHER OPERATING INCOME	0	11,966	120,646
3.6.5	OTHER OPERATING EXPENSES	0	(9,783)	(119,384)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	33	319
3.7	OPERATING INCOME (LOSS)	(69)	132	23,300
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(69)	132	23,300
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(69)	132	132
		7	7	7
	CAPITAL STOCK-QUANTITY (THOUSANDS)	7,697,000	7,697,000	7,697,000
	EARNINGS PER SHARE		0,00002	0,00303
	LOSS PER SHARE	(0,00001)	-	-

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Aracruz Celuose (USA), Inc.

19.06 .01- - BALANCE SHEET – ASSET – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
1	TOTAL ASSETS	531,413	355,506	432,330
1.1	CURRENT ASSETS	531,193	355,317	432,253
1.1.1	CASH AND CASH EQUIVALENTS	1,125	1,308	22,813
1.1.2	CREDITS	335,249	211,505	236,199
1.1.3	INVENTORIES	186,430	140,473	171,578
1.1.4	OTHERS	8,389	2,031	1,663
1.2	CURRENT NOT ASSETS	220	189	77
1.2.1	LONG-TERM ASSETS	0	0	0
1.2.1.2	CREDITS	0	0	0
1.2.1.2.1	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.2	FROM AFFILIATES	0	0	0
1.2.1.2.3	FROM SUBSIDIARIES	0	0	0
1.2.1.3	OTHERS	0	0	0
1.2.2	FIXED ASSETS	220	189	77
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	220	189	77
1.2.2.3	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Aracruz Celuose (USA), Inc.

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
2	TOTAL LIABILITIES	531,413	355,506	432,330
2.1	CURRENT LIABILITIES	506,142	341,533	420,181
2.1.1	LOANS AND FINANCING		0	0
2.1.2	DEBENTURES		0	0
2.1.3	SUPPLIERS	502,151	339,335	415,894
2.1.4	TAXES	3,991	0	0
2.1.5	DIVIDENDS PAYABLE	0	2,198	866
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	0	3,421
2.1.8	OTHERS	0	0	0
2,2	NOT CURRENT LIABILITIES	0	0	0
2.2.1	LONG-TERM LIABILITIES	0	0	0
2.2.1.1	LOANS AND FINANCING	0	0	0
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	0	0	0
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	25,271	13,973	12,149
2.4.1	PAID-IN CAPITAL	467	354	428
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	24,804	13,619	11,721

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Aracruz Celuose (USA), Inc.

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2008 TO 12/31/2008	4 – FROM: 01/01/2007 TO 12/31/2007	5 – FROM: 01/01/2006 TO 12/31/2006
3.1	GROSS SALES AND SERVICES REVENUE	1,487,834	1,256,357	1,437,931
3.2	SALES TAXES AND OTHER DEDUCTIONS	(152,730)	(171,745)	(239,856)
3.3	NET SALES REVENUE	1,335,104	1,084,612	1,198,075
3.4	COST OF GOODS SOLD	(1,281,874)	(1,046,875)	(1,165,360)
3.5	GROSS PROFIT	5,230	37,737	32,715
3.6	OPERATING (EXPENSES) INCOME	(42,811)	(31,645)	(30,273)
3.6.1	SELLING	(40,540)	(27,744)	(27,224)
3.6.2	GENERAL AND ADMINISTRATIVE	(2,154)	(2,301)	(2,429)
3.6.3	FINANCIAL	(81)	177	(618)
3.6.3.1	FINANCIAL INCOME	60	193	(32,126)
3.6.3.2	FINANCIAL EXPENSES	(141)	(16)	31,508
3.6.4	OTHER OPERATING INCOME	0	0	0
3.6.5	OTHER OPERATING EXPENSES	(36)	(1,777)	(2)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	10,419	6,092	2,442
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	10,419	6,092	2,442
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(3,583)	(2,183)	(997)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	6,836	3,909	1,445
	CAPITAL STOCK-QUANTITY (THOUSANDS)	200,000	200,000	200,000
	EARNINGS PER SHARE	0,03418	0,01955	0,00723
	LOSS PER SHARE	-	-	-

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Mucuri Agroflorestal S.A..

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
1	TOTAL ASSETS	76,257	76,255	76,224
1.1	CURRENT ASSETS	0	0	0
1.1.1	CASH AND CASH EQUIVALENTS	0	0	0
1.1.2	CREDITS	0	0	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	0
1.2	CURRENT NOT ASSETS	76,257	76,255	76,224
1.2.1	LONG-TERM ASSETS	0	0	0
1.2.1.1	CREDITS	0	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2..1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	0	0	0
1.2.2	FIXED ASSETS	76,257	76,255	76,224
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	76,257	76,255	76,224
1.2.2.4	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Mucuri Agroflorestal S.A..

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
2	TOTAL LIABILITIES	76,257	76,255	76,224
2.1	CURRENT LIABILITIES		81	6,049
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	0	0	0
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	83	81	6,049
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	76,174	76,174	70,175
2.4.1	PAID-IN CAPITAL	78,299	78,299	72,300
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	(2,125)	(2,125)	(2,125)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Portocel - Terminal Especializado de Barra do Riacho

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
1	TOTAL ASSETS	152,436	125,446	124,270
1.1	CURRENT ASSETS	34,735	65,618	118,759
1.1.1	CASH AND CASH EQUIVALENTS	702	55,461	109,966
1.1.2	CREDITS	22,891	3,761	3,932
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	11,142	6,396	4,861
1,2	CURRENT NOT ASSETS	117,701	59,828	5,511
1.2.1	LONG-TERM ASSETS	7,315	3,230	1,190
1.2.1.1	CREDITS	7,131	2,511	1,190
1.2.1.1.1	DEFERRED TAXES	3,457	2,511	1,190
1.2.1.1.2	TAXES	03,674	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	184	719	0
1.2.1.3.1	ESCROW DEPOSITS	184	719	0
1.2.2	FIXED ASSETS	110,386	56,598	4,321
1.2.2.1	INVESTMENTS	0	0	20
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER INVESTMENTS	0	0	20
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	110,386	56,598	4,301
1.2.2.3	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Portocel - Terminal Especializado de Barra do Riacho

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
2	TOTAL LIABILITIES	152,436	125,446	124,270
2.1	CURRENT LIABILITIES	46,906	17,565	12,696
2.1.1	LOANS AND FINANCING	28,382	4,797	6,727
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	5,751	5,180	1,230
2.1.4	TAXES	10,297	5,074	2,493
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	2,205	2,172	1,919
2.1.6.1	VACATION AND 13rd SALARY	2,205	2,172	1,919
2.1.7	LOANS FROM RELATED PARTIES	271	342	327
2.1.8	OTHERS	0	0	0
2.1.8.1	PROPOSED DIVIDENDS	0	0	0
2.1.8.2	OTHERS	0	0	0
2.2	NOT CURRENT LIABILITIES	86,983	100,023	107,697
2.2.1	LONG-TERM LIABILITIES	86,983	100,023	107,697
2.2.1.1	LOANS AND FINANCING	77,300	94,014	104,460
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	9,246	5,493	2,684
2.2.1.3.1	TAX CONTINGENCIES	0	0	0
2.2.1.3.2	LABOR CONTINGENCIES	9,246	5,493	2,684
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.5	OTHERS	437	516	553
2.2.1.5.1	OTHERS	45	78	82
2.2.1.5.2	TAX TO PAY	392	438	471
2.4	STOCKHOLDER’S EQUITY	18,547	7,858	3,877
2.4.1	PAID-IN CAPITAL	9,034	2,304	1,573
2.4.2	CAPITAL RESERVES	0	1,772	132
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.4	REVENUE RESERVES	2,664	0	0
2.4.4.1	LEGAL	330	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	OTHERS REVENUE RESERVES	2,334	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.5	RETAINED EARNINGS	6,849	3,782	2,172

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Portocel - Terminal Especializado de Barra do Riacho

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2008 TO 12/31/2008	4 – FROM: 01/01/2007 TO 12/31/2007	5 – FROM: 01/01/2006 TO 12/31/2006
3.1	GROSS SALES AND SERVICES REVENUE	48,656	53,563	41,347
3.2	SALES TAXES AND OTHER DEDUCTIONS	(5,557)	(6,315)	(4,800)
3.3	NET SALES REVENUE	43,099	47,248	36,547
3.4	COST OF GOODS SOLD	(25,663)	(30,738)	(24,525)
3.5	GROSS PROFIT	17,436	16,510	12,022
3.6	OPERATING (EXPENSES) INCOME	(6,448)	(10,418)	(8,291)
3.6.1	SELLING	0	0	0
3.6.2	GENERAL AND ADMINISTRATIVE	(2,308)	(9,258)	(8,253)
3.6.3	FINANCIAL	628	(429)	10
3.6.3.1	FINANCIAL INCOME	756	511	489
3.6.3.2	FINANCIAL EXPENSES	(128)	(940)	(479)
3.6.4	OTHER OPERATING INCOME	0	0	0
3.6.5	OTHER OPERATING EXPENSES	(4,468)	(731)	(48)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	10,988	6,092	3,731
3.8	NON-OPERATING (EXPENSES) INCOME	4	(17)	0
3.8.1	INCOME	4	50	0
3.8.2	EXPENSES	0	(23)	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	10,992	6,075	3,731
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(3,783)	(2,094)	(1,484)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	7,209	3,981	2,247
	CAPITAL STOCK-QUANTITY (THOUSANDS)	7,781	7,781	7,781
	EARNINGS PER SHARE	0,92649	0,51163	0,28878
	LOSS PER SHARE	-	-	-

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Aracruz Produtos de Madeira S.A.

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
1	TOTAL ASSETS	56,502	60,662	64,498
1.1	CURRENT ASSETS	20,336	21,399	24,368
1.1.1	CASH AND CASH EQUIVALENTS	1,663	1,311	1,192
1.1.2	CREDITS	4,936	5,063	10,389
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	3,537	2,511	7,433
1.1.2.2	CREDITS OTHERS	1,399	2,552	2,956
1.1.3	INVENTORIES	12,744	14,639	12,681
1.1.4	OTHERS	993	386	106
1.2	CURRENT NOT ASSETS	36,166	39263	40,130
1.2.1	LONG-TERM ASSETS	240	302	278
1.2.1.1	CREDITS	240	302	278
1.2.1.1.1	TAXES	240	302	278
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	0	0	0
1.2.1.3.1	ESCROW DEPOSITS	0	0	0
1.2.2	FIXED ASSETS	35,926	38,961	39,852
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	35,926	37,198	37,057
1.2.2.3	DEFERRED CHARGES	0	1,763	2,795

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Aracruz Produtoss de Madeira S.A.

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
2	TOTAL LIABILITIES	56,502	60,662	64,498
2.1	CURRENT LIABILITIES	7,355	5,577	5,510
2.1.1	LOANS AND FINANCING	0	719	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	5,909	3,766	4,489
2.1.4	TAXES	518	384	268
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	656	569	609
2.1.6.1	VACATION AND 13rd SALARY	656	569	609
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	272	139	144
2.2	LONG-TERM LIABILITIES	0	62	0
2.2.1	LOANS AND FINANCING	0	62	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	62	0
2.4	STOCKHOLDER’S EQUITY	49,147	55,023	58,988
2.4.1	PAID-IN CAPITAL	145,655	145,655	145,655
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	(96,508)	(90,632)	(86,667)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Aracruz Produtoss de Madeira S.A.

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2008 TO 12/31/2008	4 – FROM: 01/01/2007 TO 12/31/2007	5 – FROM: 01/01/2006 TO 12/31/2006
3.1	GROSS SALES AND SERVICES REVENUE	32,932	28,906	35,477
3.2	SALES TAXES AND OTHER DEDUCTIONS	(5,327)	(3,598)	(2,277)
3.3	NET SALES REVENUE	27,605	25,308	33,200
3.4	COST OF GOODS SOLD	(27,151)	(25,100)	(29,527
3.5	GROSS PROFIT	454	208	3,673
3.6	OPERATING (EXPENSES) INCOME	(6,329)	(4,173)	(5,433)
3.6.1	SELLING	(2,770)	(1,708)	(2,257)
3.6.2	GENERAL AND ADMINISTRATIVE	(2,921)	(3,518)	(3,864)
3.6.3	FINANCIAL	0	(184)	(18)
()6.3.1	FINANCIAL INCOME	0	(159)	113
3.6.3.2	FINANCIAL EXPENSES	0	(25)	(131)
3.6.4	OTHER OPERATING INCOME	0	1,237	2
3.6.5	OTHER OPERATING EXPENSES	(638)	0	704
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	(5,875)	(3,965)	(1,760)
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	(61)
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	(61)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(5,875)	(3,965)	(1,821)
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(5,875)	(3,965)	(1,821)
	CAPITAL STOCK-QUANTITY (THOUSANDS)	44	44	44
	EARNINGS PER SHARE
	LOSS PER SHARE	(133,52273)	(90,11364)	(41,38636)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Veracel Celulose S.A.

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
1	TOTAL ASSETS	1,856,441	1,790,386	1,839,458
1.1	CURRENT ASSETS	197,165	126,292	144,624
1.1.1	CASH AND CASH EQUIVALENTS	625	707	401
1.1.2	CREDITS	134,417	64,447	69,416
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	116,187	45,600	54,096
1.1.2.2	CREDITS OTHERS	18,320	18,847	15,320
1.1.3	INVENTORIES	59,950	60,066	66,649
1.1.4	OTHERS	2,173	1,072	8,158
1.2	CURRENT NOT ASSETS	1,659,276	1,664,094	1,694,834
1.2.1	LONG-TERM ASSETS	135,849	126,970	147,253
1.2.1.1	CREDITS	80,697	73,531	91,034
1.2.1.1.1	DEFERRED TAXES	36,788	26,344	23,354
1.2.1.1.2	TAXES	43,909	47,187	67,680
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	44,263	47,750	50,292
1.2.1.2.1	FROM AFFILIATES	44,263	47,750	50,292
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.21..3	OTHERS	10,889	5,689	5,927
1.2.1.3.1	ESCROW DEPOSITS	8,745	5,689	5,303
1.2.1.3.2	OTHERS	2,144	0	624
1.2.2	FIXED ASSETS	1,523,427	1,537,124	1,547,581
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	1,523,427	1,491,563	1,492,574
1.2.2.3	DEFERRED CHARGES	0	45,561	55,007

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Veracel Celulose S.A.

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
2	TOTAL LIABILITIES	1,856,441	1,790,386	1,839,458
2.1	CURRENT LIABILITIES	169,105	142,376	171,953
2.1.1	LOANS AND FINANCING	138,338	114,054	140,649
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	18,387	18,227	21,526
2.1.4	TAXES	3,704	2,500	3,212
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	8,319	7,300	6,363
2.1.6.1	VACATION AND 13rd SALARY	8,319	7,300	6,363
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	357	295	203
2.2	NOT CURRENT LIABILITIES	415,108	492,002	764,581
2.2.1	LONG-TERM LIABILITIES	415,108	492,002	764,581
2.2.1.1	LOANS AND FINANCING	408,866	480,184	755,318
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	6,242	11,818	9,263
2.2.1.3.1	TAX CONTINGENCIES	6,242	11,818	9,263
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.6	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	1,272,228	1,156,008	902,924
2.4.1	PAID-IN CAPITAL	1,317,475	1,188,553	939,143
2.4.2	CAPITAL RESERVES	12,961	9,446	6,989
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	(58,208)	(41,991)	(43,208)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Veracel Celulose S.A.

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2008 TO 12/31/2008	4 – FROM: 01/01/2007 TO 12/31/2007	5 – FROM: 01/01/2006 TO 12/31/2006
3.1	GROSS SALES AND SERVICES REVENUE	464,492	400,292	387,086
3.2	SALES TAXES AND OTHER DEDUCTIONS	(216)	(1,079)	(1,529)
3.3	NET SALES REVENUE	464,276	399,213	385,557
3.4	COST OF GOODS SOLD	(316,632)	(296,353)	(268,527)
3.5	GROSS PROFIT	147,644	102,860	117,030
3.6	OPERATING (EXPENSES) INCOME	(120,474)	(91,017)	(98,454)
3.6.1	SELLING	(17,426)	(15,883)	(16,749)
3.6.2	GENERAL AND ADMINISTRATIVE	(20,474)	(15,794)	(14,881)
3.6.3	FINANCIAL	(85,997)	(32,222)	(49,673)
()6.3.1	FINANCIAL INCOME	3,752	876	845
3.6.3.2	FINANCIAL EXPENSES	(89,749)	(33,098)	(50,518)
3.6.4	OTHER OPERATING INCOME	14,603	7,910	3,084
3.6.5	OTHER OPERATING EXPENSES	(11,180)	(35,028)	(20,235)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	27,170	11,843	18,576
3.8	NON-OPERATING (EXPENSES) INCOME	(3,303)	(4,013)	333
3.8.1	INCOME	215	1,903	853
3.8.2	EXPENSES	(3,521)	(5,916)	(520)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	23,867	7,830	18,909
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(6,499)	(6,614)	(5,380)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	17,368	1,216	13,529
	CAPITAL STOCK-QUANTITY (THOUSANDS)	219,632,254	219,635,254	219,635,254
	EARNINGS PER SHARE	0,00008	0,00001	0,00006
	LOSS PER SHARE

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Aracruz Trading International Ltd

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
1	TOTAL ASSETS	4,234,659	2,317,279	1,957,227
1.1	CURRENT ASSETS	1,147,194	981,086	1,402,627
1.1.1	CASH AND CASH EQUIVALENTS	149,564	98,730	386,117
1.1.2	CREDITS	751,131	718,234	864,429
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	751,000	717,363	862,957
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	729,866	672,654	717,953
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS -
	OTHERS	21,134	44,709	145,004
1.1.2.2	CREDITS OTHERS	131	871	1,472
1.1.2.2.1	TAX CREDITS	131	871	1,472
1.1.3	INVENTORIES	208,621	162,106	149,751
1.1.4	OTHERS	37,878	2,016	2,330
1.2	CURRENT NOT ASSETS	3,087,465	1,336,193	554,600
1.2.1	LONG-TERM ASSETS	3,081,943	1,333,845	551,464
1.2.1.1	CREDITS	0	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	2,613,269	1,333,845	551,454
1.2.1.2.1	FROM AFFILIATES	2,613,269	1,333,845	551,454
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	468,674	0	0
1.2.2	FIXED ASSETS	5,522	2,348	3,146
1.2.2.1	INVESTMENTS	5,101	2,331	3,133
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	5,101	2,331	3,133
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	421	17	13
1.2.2.3	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Aracruz Trading Hungary Ltd

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
2	TOTAL LIABILITIES	4,234,659	2,317,279	1,957,227
2.1	CURRENT LIABILITIES	1,098,310	232,168	134,543
2.1.1	LOANS AND FINANCING	201,615	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	893,785	226,665	123,814
2.1.4	TAXES	910	2,752	6,892
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	0	2,751	3,837
2.2	NOT CURRENT LIABILITIES	2,970,542	0	0
2.2.1	LONG-TERM LIABILITIES	2,970,542	0	0
2.2.1.1	LOANS AND FINANCING	2,970,542	0	0
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	0	0	0
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	165,807	2,085,111	1,822,684
2.4.1	PAID-IN CAPITAL	47	35	43
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	165,760	2,085,076	1,822,641

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Aracruz Trading Hungary Ltd

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2008 TO 12/31/2008	4 – FROM: 01/01/2007 TO 12/31/2007	5 – FROM: 01/01/2006 TO 12/31/2006
3.1	GROSS SALES AND SERVICES REVENUE	3,322,155	3,590,900	3,673,316
3.2	SALES TAXES AND OTHER DEDUCTIONS	(237,807)	(266,486)	(251,136)
3.3	NET SALES REVENUE	3,084,348	3,324,414	3,422,180
3.4	COST OF GOODS SOLD	(2,902,264)	(2,705,053)	(2,543,353)
3.5	GROSS PROFIT	182,084	619,361	878,827
3.6	OPERATING (EXPENSES) INCOME	(3,174,326)	(6,511)	(37,657)
3.6.1	SELLING	(65,713)	(62,138)	(71,319)
3.6.2	GENERAL AND ADMINISTRATIVE	(1,294)	(1,188)	(2,308)
3.6.3	FINANCIAL	(3,039,326	57,933	36,995
3.6.3.1	FINANCIAL INCOME	0	337,568	147,093
3.6.3.2	FINANCIAL EXPENSES	(3,039,326)	(279,635)	(110,098)
3.6.4	OTHER OPERATING INCOME	0	21	3,710,644
3.6.5	OTHER OPERATING EXPENSES	(68,528)	(1,448)	(3,712,031)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	535	309	362
3.7	OPERATING INCOME (LOSS)	(2,992,242)	612,850	841,170
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(2,992,242)	612,850	841,170
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	407,017	(37,805)	(33,363)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0(2,585,225)	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD		575,045	807,807
	CAPITAL STOCK-QUANTITY (THOUSANDS)	11	11	11
	EARNINGS PER SHARE		52,276,81818	73,437.00000
	LOSS PER SHARE	(235,020,45455)		-

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Ara Pulp Com. Impor. Export. Unipessoal Lt

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
1	TOTAL ASSETS	18	61	138
1.1	CURRENT ASSETS	18	61	138
1.1.1	CASH AND CASH EQUIVALENTS	18	61	138
1.1.2	CREDITS	0	0	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	0
1.2	LONG-TERM ASSETS	0	0	0
1.2.1	CREDITS	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	0	0
1.3	FIXED ASSETS	0	0	0
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0	0	0
1.3.3	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Ara Pulp Com. Impor. Export. Unipessoal Lt

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	5 – DATE – 12/31/2006
2	TOTAL LIABILITIES	18	61	138
2.1	CURRENT LIABILITIES	18	13	14
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	18	13	14
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	0	48	124
2.4.1	PAID-IN CAPITAL	33	26	28
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	8	7	7
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	(41)	15	89

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Ara Pulp Com. Impor. Export. Unipessoal Lt

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2008 TO 12/31/2008	4 – FROM: 01/01/2007 TO 12/31/2007	3 – FROM: 01/01/2006 TO 12/31/2006
3.1	GROSS SALES AND SERVICES REVENUE	0	0	23,519
3.2	SALES TAXES AND OTHER DEDUCTIONS	0	0	0
3.3	NET SALES REVENUE	0	0	23,519
3.4	COST OF GOODS SOLD	0	0	(23,198)
3.5	GROSS PROFIT	0	0	321
3.6	OPERATING (EXPENSES) INCOME	(60)	(67)	(232)
3.6.1	SELLING	0	0	0
3.6.2	GENERAL AND ADMINISTRATIVE	(55)	(65)	(13)
3.6.3	FINANCIAL	(5)	(2)	(219)
3.6.3.1	FINANCIAL INCOME	0	20	321
3.6.3.2	FINANCIAL EXPENSES	(5)	(22)	(540)
3.6.4	OTHER OPERATING INCOME	0	0	0
3.6.5	OTHER OPERATING EXPENSES	0	0	0
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	(60)	(67)	89
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(60)	(67)	89
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12.	REMUNERATION	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(60)	(67)	89
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1	1	1
	EARNINGS PER SHARE			89,00000
	LOSS PER SHARE	(60,00000)	(67,00000)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Riocell Trade S.A.

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	4 – DATE – 12/31/2006
1	TOTAL ASSETS	1,471	1,444	1,895
1.1	CURRENT ASSETS	1,471	1,444	1,895
1.1.1	CASH AND CASH EQUIVALENTS	1,471	1,444	1,895
1.1.2	CREDITS	0	0	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	0
1.2	LONG-TERM ASSETS	0	0	0
1.2.1	CREDITS	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	0	0
1.3	FIXED ASSETS	0	0	0
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0	0	0
1.3.3	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Riocell Trade S.A.

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2008	4 – DATE – 12/31/2007	4 – DATE – 12/31/2006
2	TOTAL LIABILITIES	1,471	1,444	1,895
2.1	CURRENT LIABILITIES	22	17	117
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	0	0	0
2.1.4	TAXES	22	17	20
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	0	0	97
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	1,449	1,427	1,778
2.4.1	PAID-IN CAPITAL	51	39	47
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	1,398	1,388	1,731

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0- SUBSIDIARIES

Riocell Trade S.A.

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2008 TO 12/31/2008	4 – FROM: 01/01/2007 TO 12/31/2007	4 – FROM: 01/01/2006 TO 12/31/2006
3.1	GROSS SALES AND SERVICES REVENUE	0	0	0
3.2	SALES TAXES AND OTHER DEDUCTIONS	0	0	0
3.3	NET SALES REVENUE	0	0	0
3.4	COST OF GOODS SOLD	0	0	0
3.5	GROSS PROFIT	0	0	0
3.6	OPERATING (EXPENSES) INCOME	(433)	(46)	(9)
3.6.1	SELLING	0	(93)	0
3.6.2	GENERAL AND ADMINISTRATIVE	(17)	(4)	(79)
3.6.3	FINANCIAL	(98)	84	70
3.6.3.1	FINANCIAL INCOME	24	318	191
3.6.3.2	FINANCIAL EXPENSES	(122)	(234)	(121)
3.6.4	OTHER OPERATING INCOME	0	0	0
3.6.5	OTHER OPERATING EXPENSES	(318)	(33)	0
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	(433)	(46)	(9)
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(433)	(46)	(9)
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	REMUNERATION	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(433)	(46)	(9)
	CAPITAL STOCK-QUANTITY (THOUSANDS)	27,150	27,150	27,150
	EARNINGS PER SHARE		-	-
	LOSS PER SHARE	(0,01595)	(0,00169)	(0,00033)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

20.01 – INFORMATION REGARDING CORPORATE GOVERNANCE

Aracruz has constantly strived to carry out its activities according to the best practices in terms of corporate governance and the highest principles of transparency, sustainable growth and administrative independence.

Continuing with actions begun in previous years, additional measures have been adopted to ensure more structured operation of the various management bodies, with the following deserving to be highlighted:

  Approving Internal Regulations for the Executive Officers Committee, Board of Directors and each one of the Board’s Advisory Committees, so as to enhance their effectiveness.
  Creating a Disclosure Committee, the main purpose of which is establishment of directives for disclosing results and financial, accounting and audit reports.
  Restructuring the activities of the Sustainability Committee, which will now be made up of shareholders’ representatives, as well as independent members.
  Approving a proposal to enhance the Company’s normative structure, with a view to establishing a clearer hierarchy and approval levels for documents that guide our activities.
  Approving a new version of the Company’s Mission, Vision and Principles, in order to more appropriately reflect our values and the context in which we operate.

Based on proposals already approved, in the year ahead we will be revising our Code of Conduct, which will be followed by a review of internal norms and policies.

All the procedures required by the Sarbanes-Oxley Act (SOX) oriented to ensuring an effective internal control environment were carried out during the year. In carrying out their work, our independent auditors, based on Section 404 of SOX, did not detect material weaknesses and issued an unqualified report.

A channel for anonymous communication, administered by an independent firm, was also established to receive tip-offs and other such communications, with guarantee of confidentiality. The flow of information is directed to the Audit Committee, which is completely independent in relation to Company management.

Just one anonymous communication was received in recent years, relating to doubts raised in 2006 regarding the Company’s internal norms. The inquiry was later cleared up by the channel itself.

Mission, Vision and Principles — In 2006 the Board of Directors approved a new version of the Aracruz Mission, Vision and Principles. In defining these foundations for our corporate governance, various areas of the Company contributed with inputs, as did interested outside parties, such as NGO’s, customers, other companies in our industry, investors and consultants.

Mission

Offering products obtained in a sustainable manner from planted forests, generating economic, social and environmental benefits and thus contributing to people’s well being and quality of life index.

Vision

Being recognized as a leader in the world pulp market.

Principles

Our decisions and actions are guided by ethical values and adhere to the following business principles, which also orient our Code of Conduct:

- Integrity

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

20.01 – INFORMATION REGARDING CORPORATE GOVERNANCE

We are committed to maintaining integrity by:

  Acting in a loyal and correct manner at all times;
  Respecting human rights;
  Complying with legislation, internal norms, agreements and commitments;
  Constantly striving to live up to best governance practices;
  Not tolerating any form of corruption or illegality.

- Commitments to our shareholders

We create value for all our shareholders, with focus on operational excellence:

  Investing in ongoing improvements and innovations in our operations;
  Striving to maximize return on investment;
  Increasing the scale of our business;
  Managing risks and pursuing ongoing reductions in the cost of capital.
  - Focus on customers

We value long-term relationships:

  Offering products that meet customer needs;
  Guaranteeing the safety of our products and reliability in supply;
  Investing in product development.

- Valuing our employees We value our employees by:

  Ensuring a safe, healthy and encouraging work environment and not tolerating discrimination of any kind whatsoever;
  Respecting freedom of association;
  Offering opportunities for professional and personal development;
  Promoting professional growth based on merit;
  Encouraging the exercise of citizenship;
  Constantly striving to improve the quality of life in general.

- Engagement and Transparency

We cultivate engagement with our interested parties by:

  Valuing them and developing relationships based on mutual trust and cooperation;
  Being sensitive to their aspirations and concerns;
  Granting priority to dialogue in resolving conflicts;
  Respecting diversity and freedom of opinion and expression;
  Disclosing our actions and performance in a transparent manner.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

20.01 – INFORMATION REGARDING CORPORATE GOVERNANCE

- Harmony with the environment

We act in harmony with the environment and contribute to its protection:

  Using natural resources in a sustainable manner;
  Adopting modern technologies and practices that make our operations more efficient and minimize their environmental impacts;
  Contributing to the preservation of biodiversity.
  - Social responsibility

We exercise our corporate social responsibility by:

  Disseminating knowledge and encouraging the sustainable development of communities;
  Establishing partnerships, investing in projects and supporting networks of relationship with the private sector, entities of the civil society and the public sector;
  Contributing to the improvement of public governance;
  Supporting and strengthening the participants in our productive chain.

We stimulate the adoption of these principles by our business partners with a view to the sustainability of our productive chain.

Corporate reorganization – Based on the solid operational fundamentals of Aracruz and the opportunities for synergy with the Votorantim Group, though its pulp and paper subsidiary Votorantim Celulose e Papel (VCP), the Company announced that negotiations were concluded between the Lorentzen, Moreira Salles and Almeida Braga (Grupo Arapar) families for acquisition of approximately 28% of the voting capital of Aracruz Celulose for the amount of R$ 2.71 billion. Subsequently, on March 5, 2009, the Safra family exercised its tag along rights and sold its share amounting to 28% of the voting capital.

As a result of such reorganization, VCP will hold a stake of 84% of the voting capital of Aracruz, permitting creation of a Brazilian company that is the world leader in the pulp and paper industry.

Changes in the financial department – In order to strengthen its governance and bolster its structure in the financial area, on November 17 the Company announced the creation of a Control and Risk Management Department, independent of the already existing Financial and Investor Relations Department. This new department will monitor the activities relating to financial and operational risks. On that same date, executives Marcos Grodetzky and Evandro Coura respectively took over the positions of Chief Financial and Investor Relations Officer and Control and Risk Management Officer.

Internal controls – Besides creating a new control department, at the end of 2008 the Company engaged PricewaterhouseCoopers to recommend improved internal control practices and issue a diagnosis of models for management of corporate risks and automatic control. Based on this diagnosis, the Company is revising its internal controls and implementing improvements in the management of corporate risks and automatic control practices.

The main steps in this work include reviewing the governance models, structuring processes and controls; reviewing financial policies and approval levels; and reviewing the reporting structure. As a result, alterations will be made in part of our financial structure, chiefly as concerns the functions of monitoring financial and operational risks.

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CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2008

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

20.01 – INFORMATION REGARDING CORPORATE GOVERNANCE

As for reviewing processes, a detailed plan is the final phase of preparation with recommendations regarding controls (approvals, reconciliations), automation, optimization and alterations in the flow charts and descriptions of control activities and matrices, which should result in new reports and flow chart suggestions. Structuring of reports will be determined according to the informational needs of top-echelon management, committees and Board of Directors.

So far, some stages have already been carried out, including revisions of the approvals flow chart and definition of a new risk management model. With these changes, it is expected that we will obtain within a short time-frame a higher standard of managing corporate risks.

Policy of relationship with independent auditors – Pursuant to CVM Instruction No. 381/03, Aracruz has adopted formal procedures, prior to contracting other professional services not related to external auditing, of consulting our Independent Auditors. This measure is aimed at ensuring that performance of other services does not affect the independence and objectivity required for performance of independent audit services, as well as obtaining appropriate approval from the audit committee.

Further according to CVM Instruction No. 381/2003, the services performed by the Company’s external auditors (Deloitte Touche Tohmatsu Auditores Independentes) for fiscal year 2008 for the Company and its subsidiary, jointly held and affiliated companies were as follows:

Date services	Duration	Nature of services	Total fees (R$)	% in relation to audit
were contracted				fees
February 2008	12 months	Audit	1,540,000.00	-
May 2008	5 weeks	Audit-related services	130,000.00	8.44%
Several months		Tax review (Brazil and overseas)	35,354.00	2.30%

Summary statement of justification of the Independentes Auditors (Deloitte Touche Tohmatsu,) as per item IV, article 2, of CVM Instruction No. 381/03:

“The performance of other professional services not related to the external audit, as described above, has not affected either the independence or the objectivity of the external audit tests conducted with respect to the Company and its subsidiary and associated companies.

“Our policy of performing services at the Entity that are not related to the external audit work is based on the principles that preserve the independence of the external auditors, among them: (a) the auditor should not examine his or her own work, (b) the auditor cannot perform management functions at Entities where he or she performs external audit work, and (c) the independent auditor may not promote the interests of the Entity audited, which did not occur in the performance of the said services.”

* * * * *

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer